                                                     Filed pursuant to Rule
                                                     424(b)(2) Reg No. 33-60089

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 21, 1995)


                                  $150,000,000


                                      LOGO

                 9 3/4% SENIOR SUBORDINATED DEBENTURES DUE 2008

                            ------------------------


    The 9 3/4% Senior Subordinated Debentures due 2008 (the "Debentures") of Del Webb Corporation (the
"Company") are unsecured senior subordinated obligations of the Company. Interest on the Debentures is payable on January 15 and July 15 of each year commencing July 15, 1997. The Debentures are not redeemable prior to 2002. Thereafter, the Debentures are redeemable at any time at the option of the Company, in whole or in part, at the redemption prices set forth herein. The Company is required to offer to repurchase all outstanding Debentures at 101 percent of their principal amount plus accrued interest promptly after the occurrence of a Change of Control (as defined).



    The Debentures are unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. The Debentures will be pari passu with the Company's $100 million of 9 3/4% Senior Subordinated Debentures due 2003 and $100 million of 9% Senior Subordinated Debentures due 2006 and the covenants applicable to the Debentures are substantially similar to those applicable to the 9 3/4% Senior Subordinated Debentures due 2003 and 9% Senior Subordinated Debentures. The Indenture pursuant to which the Debentures will be issued will restrict the ability of the Company and certain of its subsidiaries to incur additional indebtedness. After giving effect to the offering of the Debentures and the anticipated repayment of debt with the net proceeds thereof, as of September 30, 1996 the Company would have had no Senior Debt outstanding other than $100 million of its 10 7/8% Senior Notes due 2000, $84.1 million outstanding under the Company's senior unsecured revolving credit facility and short-term lines of credit and $2.7 million of other Senior Debt, but would have had the capacity to borrow $280.9 million of Senior Debt under its senior unsecured revolving credit facility and short-term lines of credit. In addition, the Company conducts all of its operations through subsidiaries, and the Debentures will be effectively subordinated to all existing and future obligations of the Company's subsidiaries. At September 30, 1996 the subsidiaries of the Company had $29.5 million of indebtedness. See "Description of the Debentures." The Debentures have been approved for listing on the New York Stock Exchange.


    SEE "RISK FACTORS" AT PAGE S-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
   MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------


                                                        UNDERWRITING
                                                        DISCOUNTS
                                         PRICE TO          AND         PROCEEDS TO
                                         PUBLIC*        COMMISSIONS+    COMPANY*++
Per Debenture......................      99.500%          2.750%         96.750%
Total..............................    $149,250,000     $4,125,000     $145,125,000


---------------


* Plus accrued interest, if any, from the date of issuance.


+ The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


++ Before deducting expenses, estimated at $250,000, which will be paid by the Company.

                            ------------------------


     The Debentures are being offered by the Underwriters, as set forth under "Underwriting" herein. It is expected that the delivery of the Debentures will be made at the office of Dillon, Read & Co. Inc., New York, New York, on or about January 21, 1997, against payment therefor in same day funds. The Underwriters are:


DILLON, READ & CO. INC.                                     GOLDMAN, SACHS & CO.


           The date of this Prospectus Supplement is January 15, 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AND THE OTHER PUBLICLY TRADED DEBT SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with and is qualified in its entirety by the information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. As used in this Prospectus Supplement, the "Company" means Del Webb Corporation and its subsidiaries unless the context requires otherwise.

     Certain statements contained in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference therein that are not historical results are forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, those set forth under "Risk Factors." Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be accurate.

                                  THE COMPANY

     Del Webb Corporation develops large-scale, master-planned residential communities primarily for active adults age 55 and over and has significant conventional subdivision homebuilding operations.

     The Company is one of the nation's leading developers of age-restricted active adult communities. It has extensive experience in the active adult community business, having built and sold more than 54,000 homes at its Sun City communities over the past 36 years. The Company is also delivering homes at Terravita, a gate-guarded, amenity-rich, master-planned residential community in north Scottsdale, Arizona, that is not age-restricted. The Company designs, develops and markets these communities, controlling all phases of the master plan development process from land selection through the construction and sale of homes. Within its communities, the Company is the exclusive developer of homes.

     The Company conducts its conventional subdivision homebuilding operations under the name "Coventry Homes" in the Phoenix, Tucson and Las Vegas areas, southern California and north-central Arizona.

                                  THE OFFERING


Securities Offered...........  $150 million aggregate principal amount of 9 3/4%
                               Senior Subordinated Debentures due January 15, 2008.



Maturity Date................  January 15, 2008.



Interest Payment Dates.......  January 15 and July 15, commencing July 15, 1997.



Interest Rate................  9 3/4% per year.



Redemption...................  The Debentures will be redeemable, in whole or in part, at any time on or after January 15, 2002, at the option of the Company, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date.


Ranking......................  The Debentures will be general unsecured obligations of the Company and will be
                               subordinated in right of payment to all existing and future Senior Debt of the Company (including the Company's $100 million of 10 7/8% Senior Notes due 2000 (the "10 7/8% Senior Notes") and amounts outstanding from time to time under the Company's $350 million senior unsecured revolving credit facility and short-term lines of credit). The Debentures will also be effectively subordinated to all existing and future obligations of the Company's subsidiaries, through which the Company conducts all of its operations. The Debentures will be pari passu with the Company's $100 million of 9 3/4% Senior Subordinated Debentures due 2003 (the "9 3/4% Debentures") and $100 million of 9% Senior Subordinated Debentures due 2006 (the "9% Debentures"). The Indenture pursuant to which the Debentures will be issued (the "Indenture") will provide that the Company may not incur any

                               Indebtedness (as defined) that is subordinated in right of payment to any Senior Debt of the Company and senior in right of payment to the Debentures. See "Description of the Debentures--Subordination."

Offers to Purchase...........  In the event of a Change of Control, the Company will be required, subject to certain conditions and limitations, to offer to purchase all Debentures then outstanding at a purchase price equal to 101 percent of the aggregate principal amount of the Debentures, plus accrued and unpaid interest to the date of purchase.
                               The Company also may be required, subject to certain conditions and limitations, to offer to purchase 10 percent of the principal amount of the Debentures initially issued, at 100 percent of the aggregate principal amount thereof, plus accrued and unpaid interest, if its Consolidated Tangible Net Worth (as defined) decreases to less than $125 million. As of September 30, 1996 the Consolidated Tangible Net Worth of the Company was $270.5 million.
                               For more complete information regarding these mandatory offers to purchase the Debentures, see "Description of the Debentures--Certain Covenants--Change of Control" and "--Maintenance of Consolidated Tangible Net Worth."

Certain Covenants............  The Indenture will contain certain covenants which, among other things, limit the incurrence of additional Indebtedness, the payment of dividends, the making of certain other distributions and the ability to enter into certain transactions with affiliates or merge, consolidate or transfer substantially all of the Company's assets. The covenants applicable to the Debentures are substantially similar to those applicable to the 9 3/4% Debentures and the 9% Debentures. See "Description of the Debentures--Certain Covenants."

Use of Proceeds..............  The Company anticipates using the net proceeds to repay a portion of the indebtedness outstanding under the Company's $350 million senior unsecured revolving credit facility. The Company currently intends to reborrow under that facility to fund land acquisitions, development of new projects or the purchase or redemption of its $100 million of outstanding 10 7/8% Senior Notes (which are redeemable, at par, commencing March 31, 1997) or for other general corporate purposes. See "Use of Proceeds."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         THREE MONTHS ENDED
                                                 YEARS ENDED JUNE 30,                       SEPTEMBER 30,
                                ------------------------------------------------------   -------------------
                                  1992       1993       1994       1995        1996        1995       1996
                                --------   --------   --------   --------   ----------   --------   --------
STATEMENT OF EARNINGS DATA:

Total revenues................  $260,872   $390,586   $510,061   $803,119   $1,050,733   $206,318   $264,295
Earnings (loss) from
  continuing operations(1)....    14,068     16,863     17,021     28,491       (7,751)     6,534      5,992
Net earnings (loss) (1).......    17,107     24,511     17,021     28,491       (7,751)     6,534      5,992
Earnings (loss) per share from
  continuing operations.......      1.09       1.05       1.13       1.87         (.44)       .39        .33
Net earnings (loss) per
  share.......................  $   1.33   $   1.53   $   1.13   $   1.87   $     (.44)  $    .39   $    .33
Ratio of earnings to fixed
  charges(2)..................      1.59x      1.63x      1.30x      1.59x          (2)      1.24x      1.70x


                                                                                   SEPTEMBER 30, 1996
                                                                               --------------------------
                                                                 JUNE 30,                         AS
                                                                   1996          ACTUAL       ADJUSTED(3)
                                                                ----------     ----------     -----------
BALANCE SHEET DATA:
Total assets..................................................  $1,024,795     $1,046,207     $1,051,332
Notes payable, senior and subordinated debt:
  Senior debt and real estate notes(4)........................     222,588        258,480        113,605
  Senior Notes, 10 7/8%, due 2000.............................      97,475         97,647         97,647
  Senior Subordinated Debentures, 9 3/4%, due 2003............      97,259         97,362         97,362
  Senior Subordinated Debentures, 9%, due 2006................      97,355         97,423         97,423
  Senior Subordinated Debentures, 9 3/4%, due 2008............          --             --        150,000
                                                                ----------     ----------       --------
         Total................................................  $  514,677     $  550,912     $  556,037
Total shareholders' equity....................................  $  264,776     $  270,462     $  270,462


---------------

(See footnotes commencing on page S-6.)

                                                                                           THREE MONTHS
                                                                                               ENDED
                                                             YEAR ENDED JUNE 30,           SEPTEMBER 30,
                                                        ------------------------------   -----------------
                                                          1994       1995       1996      1995      1996
                                                        --------   --------   --------   -------   -------
OPERATING DATA:
Net new orders(5).....................................     4,145      4,534      5,850     1,164     1,131
Home closings.........................................     3,183      4,316      5,531     1,083     1,382
Homes under contract at period end (backlog)(6).......     2,662      2,880      3,199     2,961     2,948
Dollar amount of backlog (in millions)(6).............  $    471   $    565   $    617   $   571   $   575
Average revenue per home closing (in thousands).......  $    153   $    177   $    183   $   180   $   178
Home construction, land and other costs as a
  percentage of revenues..............................      75.7%      76.6%      76.9%     77.2%     77.6%
Interest as a percentage of revenues..................       3.5        3.9        4.0       3.7       4.4
Selling, general and administrative expenses as a
  percentage of revenues..............................      15.6       14.1       14.0      14.2      14.4
EBIT(7)...............................................  $ 43,133   $ 74,456   $ 94,413   $17,425   $20,575
EBITDA(8).............................................   157,309    267,780    350,887    68,273    87,934
Total property and equipment and development
  expenditures........................................   287,192    331,573    382,113    87,455   103,275
Interest incurred(9)..................................    33,677     46,641     52,022    14,197    12,066
EBITDA/interest incurred..............................      4.67x      5.74x      6.74x     4.81x     7.29x

---------------
 (1) In fiscal 1996, in connection with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, the Company incurred a non-cash loss from impairment of southern California real estate inventories in the amount of $65.0 million pre-tax ($42.3 million after tax) related to the valuation of its Sun City Palm Desert active adult community. Exclusive of the non-cash loss, the Company's net earnings for fiscal 1996 were $34.5 million, or $1.96 per share.

     Earnings (loss) from continuing operations for fiscal 1993, 1994, 1995 and 1996 reflect a higher income tax rate (a rate more closely approximating the statutory rate) than for fiscal 1992 as a result of the Company's adoption of SFAS No. 109 effective July 1, 1992.

     Total earnings for fiscal 1992 include a $3.0 million extraordinary gain from the extinguishment of debt on a discounted basis. Total earnings for fiscal 1993 include a $12.8 million loss from discontinued operations (primarily additional loss provisions related to the Company's discontinued land development projects), a $0.5 million extraordinary gain from the extinguishment of debt on a discounted basis and a $20.0 million increase in net earnings as a result of a cumulative effect of an accounting change from the adoption of SFAS No. 109.

 (2) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means earnings from continuing operations before income taxes plus (a) fixed charges and interest amortization (including the proportionate share thereof of unconsolidated affiliates and discontinued operations) minus (b) capitalized interest. "Fixed charges" means total interest whether capitalized or expensed (including the proportionate share thereof of unconsolidated affiliates and discontinued operations and the portion of rent expense representative of interest costs), plus debt-related fees and amortization of deferred financing costs. Earnings were inadequate to cover fixed charges for the fiscal year ended June 30, 1996 by $21.6 million.

 (3) As adjusted for the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom. The net proceeds are anticipated to be used to repay a portion of the indebtedness outstanding under the Company's $350 million senior unsecured revolving credit facility. See "Use of Proceeds."

 (4) At September 30, 1996, $29.5 million of this senior debt and real estate notes was subsidiary debt.

 (5) Net new orders are reduced by cancellations. The Company recognizes revenues at close of escrow.

 (6) A majority of the backlog at September 30, 1996 is currently anticipated to result in revenues in the 12 months ended September 30, 1997. However, a majority of the backlog is contingent upon the availability of financing for the customer, sale of the customer's existing residence or other factors. Also, as a practical matter, the Company's ability to obtain damages for breach of contract by a potential home buyer is limited to retaining all or a portion of the deposit received. In the years ended June 30, 1994, 1995 and 1996 and the three months ended September 30, 1995 and 1996, cancellations of home sales orders as a percentage of new home sales orders written during the period were 15.6%, 18.3%, 17.2%, 19.1% and 20.8%, respectively.

 (7) "EBIT" means earnings from continuing operations before (i) interest, (ii) income taxes and (iii) non-cash loss from impairment of southern California real estate inventories. For this purpose, "interest" means interest expense plus interest amortization less interest income.

 (8) "EBITDA" means earnings from continuing operations before (i) interest,
     (ii) income taxes, (iii) non-cash loss from impairment of southern California real estate inventories, (iv) allocation of non-cash common costs (excluding interest amortization) and (v) depreciation and other amortization. See Note (7) above for the definition of "interest" as used here.

 (9) "Interest incurred" means total interest, whether capitalized or expensed, on debt for continuing and discontinued operations, plus debt-related fees and amortization of deferred financing costs.

                              RECENT DEVELOPMENTS

     Net new orders for the Company's second quarter ended December 31, 1996 increased 5.8% to 1,310 net new orders, compared with 1,238 net new orders for the comparable quarter in the prior year. The increase in net new orders for the second quarter was due primarily to the 40.9% increase in net new orders at the Sun Cities Phoenix, which was a result of new order activity associated with the opening of Sun City Grand in October 1996.

     Home closings for the second quarter totaled 1,513, a 25.4% increase from 1,207 closings for the comparable quarter in the prior year. Consistent with the Company's experience in the quarter ended September 30, 1996, there was an increase in closings at newer communities in the second quarter which, as is common with newer communities, is expected to result in a decrease in the average revenue and gross margin per home closing. As a result, the increase in home closings in the second quarter is not expected to result in an increase in earnings over the comparable period in the prior year.

     For the six months ended December 31, 1996, net new orders increased to 2,441, up 1.6% from 2,402 net new orders for the comparable period in the prior year. Home closings increased 26.4% for the six month period, to 2,895 closings from 2,290 closings for the comparable period in the prior year. Backlog at December 31, 1996 totaled 2,745 homes under contract, a decrease of 8.3% from a backlog of 2,992 homes under contract at December 31, 1995.

                                  RISK FACTORS

     Set forth below is a brief discussion of certain matters that should be considered by prospective investors.

FUTURE AND NEWER COMMUNITIES

     The Company's communities will be built out over time. Therefore, the medium- and long-term future of the Company will be dependent on the Company's ability to develop and market future communities successfully. Acquiring land and committing the financial and managerial resources to develop a community on that land involve significant risks. Before these communities generate any revenues, they require material expenditures for, among other things, acquiring land, obtaining development approvals and constructing project infrastructure (such as roads and utilities), recreation centers, model homes and sales facilities. It generally takes several years for communities to achieve cumulative positive cash flow.

     The Company will incur additional risks to the extent it develops communities in climates or other geographic areas in which it does not have experience or develops a different size or style of community, including acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms and adapting the Company's construction methods to different geographies and climates. Among other things, the Company believes that a significant portion of the home sales at its active adult communities is attributable to referrals from, or sales to, residents of those communities. The extent of such referrals or sales at new communities, including communities developed in other areas of the country, may be less than the Company has enjoyed at the active adult communities where it currently sells homes, and there may be challenges attracting potential customers from areas and to a market in which the Company has not had significant experience.

COMPETITION; REAL ESTATE, ECONOMIC AND OTHER CONDITIONS GENERALLY

     The Company's communities and its other real estate operations are subject to substantial existing and potential competition (including increased competition from a number of national homebuilders that are entering or expanding their presence in active adult community development), real estate market conditions (both where its communities and conventional homebuilding operations are located and in areas where its potential customers reside), the cyclical nature of the real estate business, general national economic conditions and changing demographic conditions.

     A significant number of the home purchasers at the Company's active adult communities in Arizona, Nevada and southern California are from southern California. Those communities may be affected by the continuing adverse conditions in the southern California real estate market and the southern California economy generally.

FINANCING AND LEVERAGE

     Real estate development is dependent on the availability and cost of financing. In periods of significant growth, the Company will require significant additional capital resources, whether from issuances of equity or by incurring additional indebtedness. No assurance can be given as to the availability or cost of any future financing. The Company's principal credit facility and the indentures for its publicly-held debt restrict the indebtedness the Company may incur. The availability of debt financing is also dependent on governmental policies and other factors outside the control of the Company. If the Company cannot obtain sufficient capital to fund its development and expansion expenditures, its projects may be significantly delayed, resulting in cost increases and adverse effects on the Company's results of operations.

     The Company's degree of leverage from time to time will affect its interest incurred and may limit funds available for operations, which could limit its ability to withstand adverse changes or capitalize on business opportunities. If the Company is at any time unable to service its debt, refinancing or obtaining additional financing may be required and may not be available.

INTEREST RATES

     The Company's real estate operations depend upon the availability and cost of mortgage financing. An increase in interest rates, which may result from governmental policies and other factors outside the control of the Company, may adversely affect the buying decisions of potential home buyers and their ability to sell their existing homes.

CONSTRUCTION LABOR AND MATERIAL COSTS

     The Company has from time to time experienced shortages of materials or qualified tradespeople or volatile increases in the cost of certain materials (particularly increases in the price of lumber and framing, which are significant components of home construction costs), resulting in longer than normal construction periods and increased costs not reflected in the prices of homes for which home sale contracts had been entered into up to one year in advance of scheduled closing. Generally, the Company's home sale contracts do not contain, or contain limited, provisions for price increases if the Company's costs of construction increase. The Company relies heavily on local contractors, who may be inadequately capitalized or understaffed. The inability or failure of one or more local contractors to perform may result in construction delays, increased costs and loss of some home sale contracts.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS

     The Company's business is subject to extensive federal, state and local regulatory requirements, the broad discretion that governmental agencies have in administering those requirements and "no growth" or "slow growth" political policies, all of which can prevent, delay, make uneconomic or significantly increase the cost of its developments. In addition, environmental concerns and related governmental requirements have affected and will continue to affect all the Company's community development operations.

     In connection with the development of the Company's communities and other real estate projects, particularly those located in California, numerous governmental approvals and permits are required throughout the development process and no assurance can be given as to the receipt (or timing of receipt) of these approvals or permits. In addition, third parties can file lawsuits challenging approvals or permits received, which could cause substantial uncertainties and material delays for the project and, if successful, could result in approvals or permits being voided.

PERIOD-TO-PERIOD FLUCTUATIONS

     The Company's communities are long-term projects. Sales activity at the Company's communities varies from period to period, and the ultimate success of any community cannot necessarily be judged by results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand in the area or other reasons) than it does during later periods over the life of the community. Revenues and earnings of the Company will also be affected by period-to-period fluctuations in the mix of product, subdivisions and home closings among the Company's communities and conventional homebuilding operations and by sales of commercial land and amenities at the Company's communities.

GEOGRAPHIC CONCENTRATION

     The Company's primary business operations are concentrated in a limited number of communities in five states. The Company's geographic concentration and limited number of projects may create increased vulnerability to regional economic downturns or other adverse project-specific matters.

NATURAL RISKS

     Earthquake faults, including the San Andreas fault, run through the Coachella Valley, which includes Sun City Palm Desert and the communities of Palm Springs, Indio, Palm Desert, La Quinta, Rancho Mirage and Indian Wells. A portion of Sun City Palm Desert is also located in a flood plain. The Coachella Valley Water District has approved the Company's conceptual flood control plan for Sun City Palm Desert and has approved the Company's specific flood control plan for the first phase of this project. Sun City Hilton Head is located in an area which may be subject to hurricanes. Sun City Roseville and Sun City Hilton Head are subject to significant seasonal rainfall that can cause delays in construction and development or that can increase costs. A major earthquake, flood, hurricane or significant rainfall could have a material adverse impact on the development of and results of operations for the community affected.

SUBORDINATION OF THE DEBENTURES


     The Debentures will be subordinate and junior in right of payment to all Senior Debt of the Company. At September 30, 1996, on a pro forma basis after giving effect to the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom, the Senior Debt of the Company, which does not include any subsidiary indebtedness, would have been $186.8 million (including $2.7 million of letters of credit and guarantees). Since the Company conducts all of its operations through subsidiaries, the Debentures will be effectively subordinated to all existing and future obligations of the Company's subsidiaries, even though subsidiary obligations do not constitute Senior Debt. At September 30, 1996 the Company's subsidiaries had $29.5 million of indebtedness.


     Because of the subordination of the Debentures, in the event of any payment or distribution of assets of the Company in any dissolution, insolvency, bankruptcy or other similar proceeding, holders of Senior Debt must be paid in full before the holders of Debentures may be paid and amounts otherwise payable to the holders of Debentures will be paid to the holders of Senior Debt until the Senior Debt is paid in full. By reason of this subordination, in the event of the dissolution, insolvency or bankruptcy of the Company, holders of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing. In addition, the Company is required to stop making payments of principal and interest on the Debentures if there is a continuing default with respect to certain Senior Debt that would permit the holders of such Senior Debt to accelerate payment of that debt and the Trustee receives notice of the default from a holder of such Senior Debt entitled to give that notice.

MARKET FOR THE DEBENTURES

     Although the Debentures have been approved for listing on the New York Stock Exchange, the Debentures are a new issue of securities, have no established trading market and may not be widely distributed. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Debentures. No assurance can be given that the Debentures will not trade below their face amount.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Debentures offered hereby, which are estimated at approximately $145 million, are anticipated to be used to repay a portion of the indebtedness outstanding under the Company's $350 million senior unsecured revolving credit facility. At December 31, 1996, $207 million of borrowings, bearing a weighted average interest rate of 7.6 percent per year, were outstanding under the senior unsecured revolving credit facility. See "Capitalization." These borrowings were incurred to fund development of existing and new projects and for other general corporate purposes, or to refinance indebtedness incurred for those purposes. The Company currently intends to reborrow under that facility to fund land acquisitions, development of new projects or the purchase or redemption of its $100 million of outstanding
10 7/8% Senior Notes, which are redeemable at par on or after March 31, 1997, or for other general corporate purposes.


                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1996 and as adjusted to give effect to the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, included in its Annual Report on Form 10-K for the year ended June 30, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which are incorporated by reference in the accompanying Prospectus.


                                                                          SEPTEMBER 30, 1996
                                                                       ------------------------
                                                                                        AS
                                                                        ACTUAL      ADJUSTED(1)
                                                                       --------     -----------
                                                                            (IN THOUSANDS)
Debt(2):
  Senior debt and real estate notes(3)...............................  $258,480      $ 113,605
  Senior Notes, 10 7/8%, due 2000....................................    97,647         97,647
  Senior Subordinated Debentures, 9 3/4%, due 2003...................    97,362         97,362
  Senior Subordinated Debentures, 9%, due 2006.......................    97,423         97,423
  Senior Subordinated Debentures, 9 3/4%, due 2008...................     --           150,000
                                                                       --------     -----------
     Total debt......................................................  $550,912      $ 556,037
Shareholders' equity:
  Common stock and additional paid-in capital........................   158,396      $ 158,396
  Retained earnings..................................................   116,148        116,148
  Treasury stock and deferred compensation...........................    (4,082)        (4,082)
                                                                       --------     -----------
     Total shareholders' equity......................................  $270,462      $ 270,462
                                                                       --------     -----------
     Total capitalization............................................  $821,374      $9826,499
                                                                       ========     ===========


---------------
(1) The net proceeds from the issuance of the Debentures are anticipated to be used to repay a portion of the indebtedness outstanding under the Company's $350 million senior unsecured revolving credit facility. See "Use of Proceeds."
(2) See Note 5 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended June 30, 1996 and Note 3 to the Company's Consolidated Financial Statements included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which are incorporated by reference in the accompanying Prospectus, for information regarding outstanding indebtedness.
(3) Of this senior debt and real estate notes, $29.5 million constitutes subsidiary debt.

                         DESCRIPTION OF THE DEBENTURES

     THIS DESCRIPTION OF THE TERMS OF THE DEBENTURES SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, MODIFIES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH REFERENCE IS HEREBY MADE. The following description of certain terms of the Debentures does not purport to be complete and is qualified in its entirety by reference to the Indenture pursuant to which the Debentures will be issued, a copy of the proposed form of which will be filed as an exhibit to a Current Report on Form 8-K, and to those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Terms (whether or not capitalized) used but not defined herein have the meanings given to them in the Indenture.

     AS USED BELOW IN THIS "DESCRIPTION OF THE DEBENTURES" SECTION, THE "COMPANY" MEANS DEL WEBB CORPORATION, BUT NOT ANY OF ITS SUBSIDIARIES, UNLESS THE CONTEXT REQUIRES OTHERWISE.

GENERAL


     The Debentures will be general unsecured senior subordinated obligations of the Company and will be issued under an Indenture between the Company and State Street Bank and Trust Company, as Trustee, Co-Paying Agent and Co-Registrar (the "Trustee"), and State Street Bank and Trust Company, N.A., an affiliate of the Trustee, as Co-Paying Agent and Co-Registrar. The Debentures will be limited to an aggregate principal amount of $150 million and will mature on January 15, 2008. The Debentures will bear interest at the rate shown on the cover page of this Prospectus Supplement, payable on January 15 and July 15 of each year, commencing on July 15, 1997, to holders of record (the "Holders") at the close of business on January 1 or July 1, as the case may be, immediately preceding the respective interest payment date. The Debentures will be issued in denominations of $1,000 and integral multiples thereof.


     The Debentures will rank pari passu with the 9 3/4% Debentures and the 9% Debentures and the covenants applicable to the Debentures are substantially similar to those applicable to the 9 3/4% Debentures and the 9% Debentures.

     The Debentures will be subordinated and junior in right of payment, to the extent and in the manner set forth below, to all Senior Debt. The Company is a holding company, which currently conducts its operations through subsidiaries. This effectively subordinates the Debentures to all indebtedness (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debentures, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. However, in that case the claims of the Company would still be effectively junior to any indebtedness of the subsidiaries to the extent the creditors are entitled to the benefit of security interests in the assets of the subsidiary as well as to any indebtedness of the subsidiary senior to that held by the Company. In addition, because the Company is a holding company, it is dependent on dividends or other distributions from its subsidiaries to make payments on its indebtedness, including the Debentures. Such dividends or other distributions to the Company may be subject to state law, which can restrict the ability of a corporation to pay dividends or make other distributions to its shareholders and which protect the rights of creditors of a corporation in the event of improperly made dividends or distributions, as well as to present or future contractual or regulatory restrictions that could materially restrict the subsidiaries' ability to make such payments to the Company. The Indenture will not prohibit the Company's ability to enter into contracts in the future that limit the ability of the Company's subsidiaries to make dividends, loans or advances to it. Payments to the Company from its subsidiaries also are contingent upon the earnings of such subsidiaries and are subject to various business considerations, such as the working capital needs of the subsidiaries. See "Risk Factors--Subordination of the Debentures."

     Initially, State Street Bank and Trust Company, N.A., and the Trustee will act as the Co-Registrars and Co-Paying Agents under the Indenture. The Company or any of its subsidiaries may subsequently act as the Registrar and/or the Paying Agent, except in certain circumstances described in the Indenture, and the Company may change any Registrar and/or any Paying Agent without prior notice to the Holders. Principal, premium and interest on the Debentures will be payable, and the Debentures may be presented for registration of transfer or exchange, at the offices of State Street Bank and Trust Company, N.A. in New York, New York or of the Trustee in Boston, Massachusetts. Payments may be paid by checks mailed to the registered addresses of the holders of record. The Holders must surrender their Debentures to the Paying Agent to collect principal payments. The Company may require appropriate endorsements, transfer documents and payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with certain transfers or exchanges of the Debentures.

OPTIONAL REDEMPTION OF THE DEBENTURES


     The Debentures may not be redeemed by the Company prior to January 15, 2002. Thereafter, the Debentures may be redeemed at the option of the Company, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount) if redeemed during the 12-month period beginning on January 15 of the indicated year:



                                                                           REDEMPTION
                                      YEAR                                   PRICE
        -----------------------------------------------------------------  ----------
        2002.............................................................    104.875%
        2003.............................................................    103.250%
        2004.............................................................    101.625%
        2005 and thereafter..............................................    100.000%


plus, in each case, accrued and unpaid interest thereon to the redemption date.

     If less than all of the Debentures are to be redeemed at any time, selection of the Debentures to be redeemed will be made by the Trustee from among the outstanding Debentures on a pro rata basis, by lot or by another means that is in compliance with the requirements of the principal national securities exchange, if any, on which the Debentures are then listed. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Debentures are to be redeemed at the registered address of such Holder. On and after the redemption date, interest shall cease to accrue on the Debentures or portions thereof called for redemption.

     The Debentures will not have the benefit of any sinking fund.

MANDATORY OFFERS TO PURCHASE THE DEBENTURES

     The Indenture will require the Company to make an offer to purchase all of the outstanding Debentures upon a Change of Control and a portion of the outstanding Debentures if the Company fails to maintain its Consolidated Tangible Net Worth above $125 million for certain periods. See "Certain Covenants--Change of Control" and "--Maintenance of Consolidated Tangible Net Worth." The Company's ability to purchase the Debentures in the event of a Change of Control or failure to maintain its Consolidated Tangible Net Worth may be adversely affected by, among other things, the presence of a change of control covenant in the indenture for the 10 7/8% Senior Notes and a restriction therein on the acquisition by the Company of subordinated indebtedness (which includes the Debentures) prior to April 1, 2000, similar-effect covenants and restrictions in the Company's $350 million senior unsecured revolving credit agreement, change of control covenants in the indentures for the 9 3/4% Debentures (which are due in 2003) and the 9% Debentures (which are due in 2006) and covenants and restrictions in the Company's credit facilities in existence from time to time in the future. See Note 5 to the Company's Consolidated Financial Statements, included in the Company's Annual Report on Form 10-K for the year ended June 30, 1996, which is incorporated in the Prospectus by reference. There can be no assurance that sufficient funds will be available in the event of a Change of Control or failure to maintain its Consolidated Tangible Net Worth to permit the Company to make any repurchases then required.

SUBORDINATION

     The Debentures will be subordinate and junior in right of payment, to the extent and in the manner to be set forth below, to all "Senior Debt" of the Company. The Indenture will define "Senior Debt" as all present or future "Debt" (defined below) created, incurred, assumed or, to the extent described below, guaranteed (to the extent of the guarantee) by the Company (and all renewals, extensions or refundings thereof), unless the instrument under which such Debt is created, incurred, assumed or guaranteed provides that such Debt is not senior or superior in right of payment to the Debentures; provided, however, that Senior Debt shall not include (a) any Debt of the Company to any of its subsidiaries, (b) any Debt of the Company or guarantees of Debt by the Company which by its terms or the terms of the instrument creating or evidencing it expressly provides that such Debt or guarantee is expressly subordinated in right of payment to any other Debt of the Company, (c) the 9 3/4% Debentures,
(d) the 9% Debentures or (e) guarantees by the Company of Debt (i) outstanding at the date of the Indenture or (ii) which may be outstanding in the future, except that Senior Debt shall include any present and future guarantees that provide by their terms that they constitute Senior Debt and the Repayment Guaranty (Limited) dated as of June 30, 1992 from the Company to Bank One, Arizona, NA (formerly The Valley National Bank of Arizona) with respect to certain indebtedness of The Villages at Desert Hills, Inc. (formerly Del Webb Lakeview Corporation). The Debentures will not be senior or superior in right of payment to the 9 3/4% Debentures or the 9% Debentures and will rank pari passu in right of payment to the 9 3/4% Debentures and the 9% Debentures. "Debt" will be defined in the Indenture to mean any indebtedness of a Person, contingent or otherwise, (x) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (y) evidenced by bonds, notes, debentures or similar instruments (except any of the foregoing that constitutes a trade payable) or (z) evidenced by letters of credit.


     At September 30, 1996 the Senior Debt of the Company was $331.7 million. At that date, on a pro forma basis after giving effect to the offering of the Debentures and the anticipated repayment of debt with the net proceeds thereof, the Company would have had no Senior Debt outstanding other than $100 million of its 10 7/8% Senior Notes, $84.1 million outstanding under the Company's senior unsecured revolving credit facility and short-term lines of credit and $2.7 million of other Senior Debt. Senior Debt does not include any indebtedness of the Company's subsidiaries.


     By reason of this subordination, in the event of a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, upon any distribution of assets, holders of Senior Debt will be entitled to be paid principal and interest in full before principal or interest payments may be made on the Debentures and the Holders of Debentures will be required to pay over their share of such distribution to the holders of Senior Debt until such Senior Debt is paid in full, except that Holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are to Senior Debt. By reason of this subordination, in the event of dissolution, insolvency or bankruptcy of the Company, Holders of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing.

     The Company may not pay principal of, or interest on, the Debentures and may not acquire any Debentures for cash or property (other than securities that are subordinated to at least the same extent as the Debentures are subordinated to Senior Debt) if (i) a default in the payment of any principal or other obligations with respect to Designated Senior Debt occurs and is continuing beyond any applicable grace period or (ii) a default, other than a payment default, on Designated Senior Debt occurs and is continuing that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of the default from a person permitted to give such notice under the Indenture requesting that payment of principal or interest with respect to the Debentures be prohibited. Notwithstanding the foregoing, the Company may resume payments in respect of the Debentures upon the earlier of (a) the date upon which the default is cured or waived or (b) in the case of a default referred to in (ii) above, 179 days pass after notice is received (a "Payment Blockage Period"), provided that the terms of the Indenture otherwise permit the payment, distribution or acquisition of the Debentures at the time in question. Only one Payment Blockage Period may be commenced within any consecutive 365-day period with respect to the Debentures. "Designated Senior Debt" will be defined in the Indenture to mean (i) Senior Debt of the Company permitted to be incurred under the Indenture under any institutional credit agreement and (ii) any other Senior Debt permitted to be incurred under the Indenture the principal amount of which is $25 million or more.

CERTAIN COVENANTS

     AFFIRMATIVE COVENANTS. In addition to the covenants described below, the Indenture will require the Company, subject to certain limitations described therein, to, among other things, do the following: (a) deliver to the Trustee copies of all reports filed with the Commission; (b) deliver to the Trustee quarterly officers' certificates with respect to the Company's compliance with its obligations under the Indenture; (c) maintain its corporate existence, subject to the provisions described below relating to mergers and acquisitions; and (d) pay its taxes when due except where such taxes are being contested in good faith.

     LIMITATIONS ON ADDITIONAL INDEBTEDNESS. The Indenture will provide that, after the date of the Indenture, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, extend the maturity of or otherwise become liable with respect to (collectively, "incur") any Indebtedness (other than Indebtedness between the Company and any of its Wholly Owned Restricted Subsidiaries or among its Wholly Owned Restricted Subsidiaries) or issue any Disqualified Stock unless, after giving effect thereto, the Company's Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 3.0 to 1.0.

     Notwithstanding the foregoing, the Company or any Restricted Subsidiary may incur the following Indebtedness (plus interest and premium, if any, thereon) without regard to the foregoing limitation (although any Indebtedness so incurred will be included in the determination of the Consolidated Fixed Charge Coverage Ratio thereafter): (i) Indebtedness under credit agreements in an aggregate principal amount at any one time of not more than $150 million; (ii) Indebtedness evidenced by the Debentures; (iii) Indebtedness under Guarantees of Indebtedness incurred in the ordinary course of business of suppliers or customers, which Guarantees are also in the ordinary course of business of the Company or its subsidiaries; (iv) Non-Recourse Indebtedness incurred for the acquisition and/or improvement of real property and secured by Liens on such real property and/or improvements; (v) Refinancing Indebtedness; (vi) Excluded Debt; and (vii) Indebtedness not otherwise permitted to be incurred pursuant to clauses (i) through (vi) above which, together with any other then outstanding Indebtedness incurred pursuant to this clause (vii) (and refinancings thereof), has an aggregate principal amount at the time of incurrence of not in excess of 20 percent of Consolidated Tangible Net Worth of the Company (as of the last fiscal quarter for which financial results have then been reported). The Indenture will not restrict any Unrestricted Subsidiary from incurring Indebtedness, nor will Indebtedness of any Unrestricted Subsidiary be included in the Consolidated Fixed Charge Coverage Ratio, as long as the Unrestricted Subsidiary incurring such Indebtedness remains an Unrestricted Subsidiary. As of the date hereof, all of the Company's operating subsidiaries would be Restricted Subsidiaries under the Indenture.

     LIMITATIONS ON RESTRICTED PAYMENTS. The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any Restricted Payment after the date of the Indenture, except as provided below in this Limitations on Restricted Payments covenant, if at the time of such Restricted Payment:

          (i) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

          (ii) the amount of such Restricted Payment, when added to the aggregate amount of all Restricted Payments made after February 11, 1994 other than pursuant to clause (a) below, exceeds the sum of: (1) 50 percent of the Company's Consolidated Net Earnings (excluding Consolidated Net Earnings attributable to dividends or distributions from Unrestricted Subsidiaries) accrued during the period (taken as one accounting period) since December 31,

     1993 (or, if such aggregate Consolidated Net Earnings shall be a deficit, minus 100 percent of such aggregate deficit), plus (2) the sum of (x) 100 percent of the book value of property and assets (other than cash), determined at the time such property or assets were contributed as an Investment to an Unrestricted Subsidiary, received by the Company or its Wholly Owned Restricted Subsidiaries from any of their Unrestricted Subsidiaries, up to the amount of the Company's and its Restricted Subsidiaries' aggregate net Investment in Unrestricted Subsidiaries, provided that such property so received is substantially similar to the property contributed to the Unrestricted Subsidiaries, (y) 100 percent of the cash distributions or cash dividends received by the Company or its Wholly Owned Restricted Subsidiaries from any Unrestricted Subsidiaries, to the extent the amount of such cash and such book value of property and assets referred to in clause (x) above do not exceed the amount of the Company's and its Restricted Subsidiaries' aggregate net Investment in Unrestricted Subsidiaries and (z) 50 percent of any other cash distributions or cash dividends received by the Company and its Wholly Owned Restricted Subsidiaries from Unrestricted Subsidiaries, plus (3) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be determined by a majority of the disinterested members of the full Board of Directors of the Company, whose good faith determination shall be conclusive and evidenced by a resolution certified by an officer's certificate and filed with the Trustee), received by the Company from the issuance of Capital Stock of the Company (other than to a subsidiary of the Company) that is not Disqualified Stock since December 31, 1993, plus (4) 100 percent of the principal amount of any Indebtedness of the Company or a Wholly Owned Restricted Subsidiary that is converted into or exchanged for Capital Stock of the Company that is not Disqualified Stock since December 31, 1993, plus (5) 100 percent of the Released Asset Value since February 11, 1994, plus (6) 100 percent of the reductions since February 11, 1994 in Guarantees of the Company which are Investments in Unrestricted Subsidiaries to the extent such Guarantees were classified as Restricted Payments; or

          (iii) the Company would be unable to incur an additional $1 of Indebtedness under the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness covenant.

Notwithstanding the foregoing, the Indenture will not prevent:

          (a) Restricted Payments since February 11, 1994 up to, but not exceeding, $50 million not otherwise permitted above, provided that any Restricted Payments made pursuant to this clause (a) shall be evidenced by filing with the Trustee of an officer's certificate certifying that such Restricted Payment has been made under this exception and, provided further, that no Restricted Payment (other than a Restricted Payment pursuant to clause (iii)(a) of the Restricted Payment definition) shall be made pursuant to this clause (a) if at the time of such Restricted Payment a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

          (b) the purchase since February 11, 1994 at a price of not more than $.05 per right of any rights issued or issuable pursuant to any future rights plan of the Company, provided that such purchases shall not exceed $1 million in the aggregate;

          (c) the payment of any dividend within 60 days after the date of declaration thereof if the payment thereof would have complied with the limitations of the Indenture on the date of declaration; or

          (d) the retirement of shares of the Company's Capital Stock in exchange for or out of the proceeds of a substantially concurrent sale (other than a sale to a subsidiary of the Company) of other shares of its Capital Stock (other than Disqualified Stock).

     LIMITATIONS ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law, by judicial or regulatory action or by provisions in leases or other agreements that restrict the assignability thereof) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock which is owned by the Company or any of its other Restricted Subsidiaries, or pay interest on or principal of any Indebtedness owed to the Company or any of its other Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its other Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its other Restricted Subsidiaries, except in each case for encumbrances or restrictions existing under or by reason of (a) applicable statute, law, rule, regulation or governmental order, (b) covenants or restrictions contained in Indebtedness existing as of the date of the Indenture,
(c) any restrictions under any note, indenture, agreement or other document evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture, provided that such restrictions and encumbrances only apply to assets that were subject to such restrictions and encumbrances prior to the acquisition of such assets by the Company or its subsidiaries or assets acquired with the proceeds of such assets, (d) restrictions or encumbrances replacing those permitted by clause (b) or (c) which are not, in the judgment of the Board of Directors, determined in good faith, more restrictive, (e) any restrictions or encumbrances arising in connection with the replacement, renewal or extension of any credit agreement, credit facility or similar arrangement existing as of the date of the Indenture, provided that any such restrictions and encumbrances are not, in the judgment of the Board of Directors, determined in good faith, more restrictive than those in the credit agreement, credit facility or similar arrangement being replaced, extended or renewed, as the case may be, (f) any restrictions or encumbrances arising in connection with the refunding or refinancing of any Indebtedness existing as of the date of the Indenture, provided that any restrictions and encumbrances of the type described in this clause that arise in connection with such refunding or refinancing are not, in the judgment of the Board of Directors, determined in good faith, more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded or refinanced, (g) any agreement restricting the sale or other disposition of property securing Indebtedness permitted by the Indenture if such agreement does not expressly restrict the ability of a subsidiary of the Company to pay dividends or make loans or advances and (h) reasonable and customary borrowing base covenants set forth in credit agreements pursuant to which Indebtedness otherwise permitted by the Indenture is outstanding (including but not limited to borrowing base covenants substantially similar to those contained in the Revolving Loan Agreement between Del Webb Communities, Inc. and First Interstate Bank of Nevada, as agent for the lenders, as in effect on February 11, 1994), which covenants restrict or limit the distribution of revenues or sale proceeds from real estate or a real estate project based upon the amount of Indebtedness outstanding on such real estate or real estate project and the value of some or all of the remaining real estate or the project's remaining assets.

     LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. The Indenture will provide that the Company and each of its Restricted Subsidiaries will not, after the date of the Indenture, make any loan, advance, Guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any Affiliate of the Company or any of its subsidiaries or (ii) any Person (or any Affiliate of such Person) holding ten percent or more of the Common Equity of the Company or any of its subsidiaries (each an "Affiliate Transaction"), except on terms that are no less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate.

     The Indenture will also provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into an Affiliate Transaction involving or having a value of more than $10 million unless (i) such Affiliate Transaction has been approved by a majority of the disinterested members of a Committee of the Board of Directors of the Company or (ii) the Company has delivered an officer's certificate to the Trustee stating that (a) the signatory officer was not a party to or otherwise interested in such Affiliate Transaction and (b) the terms of such Affiliate Transaction are not less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate. Delivery of a certificate as required by the Indenture and described above will, absent manifest fraud, constitute conclusive evidence that the terms of the Affiliate Transaction in question are not less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate.

     Notwithstanding the foregoing, the term "Affiliate Transaction" shall not include any contract, agreement or understanding with or for the benefit of, or plan for the benefit of, any or all employees of the Company or its subsidiaries (in their capacity as such) that has been approved by the Company's Board of Directors, a disinterested committee thereof or the Chief Executive Officer of the Company (or his or her designee) or stock issuances to directors pursuant to plans approved by shareholders.

     CHANGE OF CONTROL. Following any Change of Control, the Company shall offer (a "Change of Control Offer") to purchase all outstanding Debentures at a purchase price equal to 101 percent of the aggregate principal amount of the Debentures, plus accrued and unpaid interest to the date of purchase.

     Within 30 days after any Change of Control, the Company, or the Trustee at the Company's request, will mail or cause to be mailed to all Holders on the date of the Change of Control a notice of the occurrence of such Change of Control and of the Holders' rights arising as a result thereof. Such notice will contain all instructions and materials necessary to enable Holders to tender their Debentures to the Company. Any Change of Control Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l.

     The Company's ability to purchase Debentures pursuant to a Change of Control Offer may be restricted by covenants in the indenture for the Company's 10 7/8% Senior Notes (which restrict the acquisition by the Company of its subordinated indebtedness, which includes the Debentures, prior to April 1,
2000), the indentures for the 9 3/4% Debentures and 9% Debentures, the Company's $350 million senior unsecured revolving credit agreement and other credit agreements the Company may have in the future. Also, there can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make any required repurchases. However, the Company's failure to comply with the Change of Control covenant will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the Holders of not less than 25 percent in principal amount of the then outstanding Debentures.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that will afford Holders of the Debentures protection in the event of a highly leveraged transaction, takeover, reorganization, restructuring, recapitalization, merger or similar transaction involving the Company that may adversely affect Holders.

     LIMITATIONS ON MERGERS AND CONSOLIDATIONS. The Indenture will provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including by way of liquidation or dissolution) to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the "Successor"), is a corporation or other legal entity organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company under the Debentures and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, the Consolidated Tangible Net Worth of the Company or the Successor, as the case may be, would be at least equal to the Consolidated Tangible Net Worth of the Company immediately prior to such transaction; and (iv) the Consolidated Fixed Charge Coverage Ratio of the Company or the Successor, as the case may be, immediately after giving effect to such transaction, would be such that the Company or the Successor, as the case may be, would be entitled to incur at least $1 of additional Indebtedness under the Consolidated Fixed Charge Coverage Ratio test in the Limitations on Additional Indebtedness covenant. For this purpose, a sale, lease, conveyance or other disposition by the Company and/or its subsidiaries of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, shall be deemed a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company. The meaning of the term "all or substantially all of the assets" has not been definitely established, is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at that time. Accordingly, there may be uncertainty as to whether a Holder of Debentures can determine whether a Change of Control has occurred and exercise any remedies such Holder may have upon a Change of Control.

     MAINTENANCE OF CONSOLIDATED TANGIBLE NET WORTH. The Indenture will provide that if the Company's Consolidated Tangible Net Worth at the end of each of any two consecutive fiscal quarters (the last day of the second such fiscal quarter being referred to as a "Deficiency Date") is less than $125 million (the "Minimum Consolidated Tangible Net Worth"), then the Company shall, no later than 60 days after a Deficiency Date (or 120 days if a Deficiency Date is also the end of the Company's fiscal year), offer to purchase (a "Net Worth Offer") ten percent of the principal amount of Debentures originally issued under the Indenture (or such lesser amount as may be outstanding at the time the Net Worth Offer is made) (the "Offer Amount") at a purchase price equal to 100 percent of the aggregate principal amount thereof, plus accrued and unpaid interest to the purchase date; provided, however, that no such Net Worth Offer shall be required if, after the Deficiency Date but prior to the timely delivery of the officer's certificate required by the Indenture, capital is contributed or otherwise paid to the Company or its subsidiaries sufficient to increase the Company's Consolidated Tangible Net Worth to $125 million or more. The Net Worth Offer shall remain open for a period of 20 business days following its commencement and no longer, unless a longer period is required by law (the "Offer Period"). Promptly after the termination of the Offer Period, the Company shall purchase and mail or deliver payment for the Offer Amount of Debentures tendered or, if less than the Offer Amount has been tendered, all Debentures tendered in response to the Net Worth Offer. In no event shall the Company's failure to meet the Minimum Consolidated Tangible Net Worth at the end of any fiscal quarter be counted towards the making of more than one Net Worth Offer. The principal amount of Debentures to be purchased pursuant to a Net Worth Offer may be reduced by the principal amount of Debentures acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the Deficiency Date and surrendered to the Trustee for cancellation. Any Net Worth Offer shall be conducted in compliance with applicable regulations under the federal securities law, including Exchange Act Rule 14e-l.

     The Company's ability to purchase Debentures in the event it is required to make a Net Worth Offer may be adversely affected by, among other things, covenants in the indenture for the Company's Senior Notes due 2000 (which restricts the acquisition by the Company of its subordinated indebtedness, which includes the Debentures, prior to March 31, 2000), the indentures for the 9 3/4% Debentures and 9% Debentures, the Company's $350 million senior unsecured revolving credit agreement and other credit agreements the Company may have in the future. There can be no assurance that sufficient funds will be available at the time of any Net Worth Offer to make required repurchases. The Company's failure to comply with the Maintenance of Consolidated Tangible Net Worth covenant will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the Holders of not less than 25 percent in principal amount of the then outstanding Debentures.

     LIMITATION ON RANKING OF FUTURE INDEBTEDNESS. The Company will not, directly or indirectly, incur, create, assume, guarantee or otherwise become liable for any indebtedness which is subordinated in right of payment to any Senior Debt of the Company and senior in right of payment to the Debentures.

EVENTS OF DEFAULT

     An "Event of Default" will be defined in the Indenture as (i) failure by the Company to pay interest on any of the Debentures when it becomes due and payable, whether or not prohibited by the subordination provisions of the Indenture, and the continuance of any such failure for 30 days; (ii) failure by the Company to pay the principal on the Debentures when due, either at maturity, upon redemption at the option of the Company, by declaration of acceleration or otherwise, whether or not prohibited by the subordination provisions of the Indenture; (iii) failure by the Company to comply with any agreement or covenant in the Indenture or the Debentures and continuance of such failure for 60 days (or for ten days in the case of the covenant described under "Certain
Covenants -- Change of Control") after notice of such failure has been given to the Company by the Trustee or by the Holders of at least 25 percent of the aggregate principal amount of the Debentures then outstanding (except that with respect to certain covenants, such defaults shall be Events of Default with such notice but without such passage of time); (iv) an event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries, to the extent of the Guarantee) other than Non-Recourse Indebtedness if (a) either (1) such event of default results from the failure to pay any such Indebtedness when due (whether at maturity or otherwise) or (2) as a result of such event of default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal when due or the maturity of which has been so accelerated, equals or exceeds $10 million or more in the aggregate, without such Indebtedness having been discharged or such acceleration rescinded within 30 days after notice to the Company from the Trustee or the Holders of 25 percent in principal amount of the Debentures then outstanding; (v) a final judgment or judgments, except to the extent the judgment or judgments are in respect of Non-Recourse Indebtedness, that exceed $10 million in the aggregate, for the payment of money, having been entered by a court or courts of competent jurisdiction, and remaining undischarged for a period (during which execution shall not be effectively stayed) of 60 days, against (a) the Company, (b) any of its Material Subsidiaries which is at the time a Restricted Subsidiary or (c) any subsidiary which is at the time a Restricted Subsidiary and which is (1) a member of a Material Subsidiary Group and (2) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific real estate project in respect of which it is a member of the Material Subsidiary Group; and (vi) certain events of bankruptcy, insolvency or reorganization involving (a) the Company, (b) any of its Material Subsidiaries which is at the time a Restricted Subsidiary or (c) any subsidiary which is at the time a Restricted Subsidiary and which is (1) a member of a Material Subsidiary Group and (2) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific real estate project in respect of which it is a member of the Material Subsidiary Group.

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization involving the Company) shall have occurred and be continuing, the Trustee by written notice to the Company, or the Holders of at least 25 percent in aggregate principal amount of the Debentures then outstanding by written notice to the Company and the Trustee, may declare all amounts owing under the Debentures to be due and payable. Upon such declaration of acceleration, the aggregate principal amount of, and all accrued and unpaid interest on, the outstanding Debentures shall immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving the Company, all outstanding Debentures shall become due and payable without any further action or notice. The Holders of a majority in aggregate principal amount of the Debentures then outstanding may waive or annul an existing Default or Event of Default (other than any Default or Event of Default in payment of principal or interest on the Debentures), and its consequences, under the Indenture.

     The Holders may not institute any action to enforce the provisions of the Indenture or the Debentures (except actions for payment of overdue principal or interest) unless (a) such Holders previously have given the Trustee written notice of the default and continuance thereof, (b) the Holders of not less than 25 percent in principal amount of the Debentures then outstanding have requested the Trustee to institute such action and offered the Trustee reasonable indemnity, (c) the Trustee has not instituted such action within 60 days of the request and (d) the Trustee has not received direction inconsistent with such written request from the Holders of a majority in principal amount of the Debentures then outstanding.

     Subject to certain limitations, Holders of a majority in principal amount of the Debentures then outstanding may direct the Trustee in its exercise of any trust or power, provided that such direction does not conflict with the terms of the Indenture and such Holders have offered to the Trustee security and indemnity satisfactory to the Trustee. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Debentures) if the Trustee determines that withholding such notice is in the Holders' interest.

     The Company is required to deliver to the Trustee quarterly a statement regarding compliance with the Indenture, and upon any Officer of the Company becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     The Indenture will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Debentures or the Indenture. The Indenture and the Debentures will each provide that each holder of the Debentures, by accepting the Debentures, waives and releases all such liability.

DEFEASANCE AND DISCHARGE

     The Company can discharge or defease its obligations under the Indenture as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to Holders of Debentures that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Debentures.

     The Company may also discharge any and all of its obligations to Holders of the Debentures at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Debentures, to replace any temporary, mutilated, destroyed, lost or stolen Debentures or to maintain an office or agency in respect of such Debentures and certain other obligations. Alternatively, the Company may be released with respect to the Debentures from the obligations imposed by specified portions of Article 4 and by Article 5 of the Indenture (which contain, among other things, the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such Articles or portions thereof without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (a) the Company irrevocably deposits with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Debentures; (b) no Event of Default under the Indenture has occurred and is then continuing; (c) the defeasance or covenant defeasance will not result in an event of default under any agreement to which the Company is a party or by which it is bound; and (d) the Company delivers to the Trustee an opinion of counsel to the effect that the Holders of Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and, in effect, that such defeasance or covenant defeasance will not otherwise alter such Holders' federal income tax treatment of principal and interest payments on the Debentures.

MODIFICATION OF THE INDENTURE

     The Indenture will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of Debentures to, among other things: (a) cure any ambiguity or correct any inconsistency in the Indenture; (b) make any change that does not adversely affect the legal rights of Holders of Debentures; (c) modify, eliminate or add to the provisions of the Indenture to the extent necessary to qualify the Indenture under applicable federal statutes; (d) provide for uncertificated Debentures in addition to certificated Debentures; or (e) surrender any right or power conferred by the Indenture upon the Company.

     The Indenture also will contain provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of Debentures outstanding, to add any provision to, change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the Holders of the Debentures so affected; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each outstanding Debenture affected thereby, do, among other things, any of the following: (a) reduce the amount of Debentures whose Holders must consent to an amendment, supplement or waiver with respect to the Indenture; (b) reduce the rate of or change the time for payment of interest on any Debentures;
(c) reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto; (d) waive a default in the payment of the principal of, or interest on, any Debenture; (e) make any Debenture payable in money other than that stated in the Debenture; and (f) make any change in the provisions of the Indenture relating to waiver of past defaults, the rights of Holders of Debentures to receive payments of principal of or interest on the Debentures or the foregoing amendment provisions.

     The Indenture may not be amended to alter the subordination of any outstanding Debentures without the consent of each holder of Senior Debt then outstanding that would be adversely affected in any material respect thereby.

TRANSFER AND EXCHANGE

     A Holder will be able to transfer or exchange Debentures only in accordance with the provisions of the Indenture. The Registrar and the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to (i) transfer or exchange any Debenture selected for redemption or (ii) transfer or exchange any Debenture for a period of 15 days before a selection of Debentures to be redeemed. The registered Holder of a Debenture may be treated as the owner of such Debenture for all purposes.

CONCERNING THE TRUSTEE

     The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of the then outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his, her or its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture.

     "Acquired Indebtedness" means (i) with respect to any Person that becomes a subsidiary of the Company after the date hereof, indebtedness of such Person and its subsidiaries existing at the time such Person becomes a subsidiary of the Company that was not incurred in connection with, or in contemplation of, such Person becoming a subsidiary of the Company and (ii) with respect to the Company or any of its subsidiaries, any Indebtedness assumed by the Company or any of its subsidiaries in connection with the acquisition of an asset from another Person that was not incurred by such other Person in connection with, or in contemplation of, such acquisition.

     "Affiliate" of any Person means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, the referent Person. For purposes of this definition, control of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term "Affiliate" shall not include, with respect to the Company or any Wholly Owned Subsidiary of the Company, any Wholly Owned Subsidiary of the Company.

     "Asset Sale" for any Person means the sale, lease, conveyance or other disposition (including, without limitation, by merger, consolidation, operation of law or otherwise) of any assets of the Company or its Restricted Subsidiaries in any transaction, or series of related transactions, outside of the Company's then ordinary course of business, where the proceeds from any such sale, lease, conveyance or other disposition, whether in a transaction or series of related transactions, exceeds $1,000,000.

     "Capital Stock" of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

     "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

     "Change of Control" means any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any Person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) in one or a series of transactions, provided that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, 50 percent or more of all classes of Common Equity of such Person or group immediately after such transactions shall not be a change of control;
(ii) the acquisition by the Company and/or any of its subsidiaries of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company in one transaction or a series of related transactions; (iii) the liquidation or dissolution of the Company, provided that a liquidation or dissolution of the Company which is part of a transaction or series of related transactions that does not constitute a change of control under the "provided" clause of clause (i) above shall not constitute a change of control under this clause (iii); or (iv) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with, (a) any Person, including a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) that includes such Person, acquiring "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company or any Person that possesses "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company, or (b) less than 50 percent (measured by the aggregate voting power of all classes) of the Company's Common Equity being registered under Section 12(b) or 12(g) of the Exchange Act.

     "Common Equity" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Cash Flow Available for Fixed Charges" of the Company means for any period the amounts for such period of (i) Consolidated Net Earnings, plus (ii) Consolidated Income Tax Expense, plus (iii) amortization of capitalized interest included in cost of sales, plus (iv) allocation of noncash costs to cost of sales, excluding interest, plus (v) to the extent not otherwise included, other noncash charges to earnings, net, reduced by (vi) noncash earnings included in Consolidated Net Earnings; all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, with respect to any determination date, the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of the Company for the prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date to (ii) the aggregate Consolidated Interest Expense of the Company reasonably anticipated in good faith by the Company to become due during the fiscal quarter in which the determination date occurs and the three fiscal quarters immediately subsequent to such fiscal quarter; provided, however, that in any calculation of the Company's Consolidated Fixed Charge Coverage Ratio, the interest on any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the determination date had been the applicable rate for the entire period.

     "Consolidated Income Tax Expense" of the Company for any period means the provision for taxes based on earnings and profits of the Company and its Restricted Subsidiaries (but only to the extent such income or profits were included in computing the Consolidated Net Earnings of the Company for such period), determined on a consolidated basis consistent with the Company's past practices under SFAS 96.

     "Consolidated Interest Expense" of the Company for any period means the aggregate amount of interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on the consolidated statement of earnings of the Company and its Restricted Subsidiaries (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest amortized to cost of sales) and includes, without duplication (including duplication of the foregoing items), all capitalized interest and all interest incurred in connection with Investments in Discontinued Operations for such period and interest actually paid by the Company or a Restricted Subsidiary under any Guarantee of Indebtedness (including a Guarantee of principal, interest or any combination thereof) of any other Person, all determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Earnings" of the Company for any period means the net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (except that income taxes shall be determined on a basis consistent with the Company's past practices under SFAS 96); provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication: (i) the net income (or loss) of any Person (other than a Restricted Subsidiary of the Company) in which any Person other than the Company has an ownership interest, except to the extent that any such income has actually been received by the Company or any of its Wholly Owned Restricted Subsidiaries in the form of dividends or similar distributions during such period; (ii) except to the extent includible in the consolidated net income of the Company pursuant to the foregoing clause (i), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary of the Company or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or (b) the assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net earnings of any Restricted Subsidiary of the Company (other than a Wholly Owned Restricted Subsidiary) to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of those earnings is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to the Restricted Subsidiary during such period (and when and to the extent such dividend or other distribution is permitted, such income not previously recognized shall then be recognized, in the period when such dividend or other distribution was permitted and to the extent of such permission); (iv) any gain (but not loss), together with any related provisions for taxes on any such gain, realized during such period by the Company or any of its Restricted Subsidiaries upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any of its Restricted Subsidiaries or (b) any Asset Sale by the Company or any of its Restricted Subsidiaries; (v) any extraordinary gain (but not extraordinary loss), together with any related provision for taxes on any such extraordinary gain, realized by the Company or any of its Restricted Subsidiaries during such period; and (vi) in the case of a successor to the Company by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets; provided, further, that there shall be included in such Consolidated Net Earnings (to the extent not otherwise included therein) the net earnings of any Unrestricted Subsidiary of the Company to the extent such net earnings are received by the Company or a Wholly Owned Restricted Subsidiary in the form of cash dividends or other cash distributions from such Unrestricted Subsidiary; provided, further, that, in calculating Consolidated Net Earnings, the Company shall be entitled to take into consideration the tax benefits associated with any loss, but only when and to the extent such tax benefits are recognized by the Company; provided, further, that solely for purposes of calculating the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness Covenant included in the Indenture, Consolidated Net Earnings shall exclude (x) any non-cash losses on valuation reserves relating to Discontinued Operations, Foothills, the 5,661-acre tract of land referred to under "Business and Properties--Other Real Estate Activities--Other" in the Annual Report of the Company on Form 10-K for the year ended June 30, 1993 or the 77-acre tract of land in Fort Collins, Colorado, except to the extent the Company has made Investments in the particular Discontinued Operation, Foothills or such other tracts of land in question since February 11, 1994, and (y) any noncash losses, whether or not extraordinary, incurred in connection with the issuance of Capital Stock (other than Disqualified Stock) in exchange for Indebtedness of the Company or its Wholly Owned Restricted Subsidiaries since February 11, 1994.

     "Consolidated Tangible Net Worth" of the Company as of any date means the stockholders' equity (including any preferred stock that is classified as equity under GAAP, other than Disqualified Stock) of the Company and its Restricted Subsidiaries on a consolidated basis at such date, as determined in accordance with GAAP, less (i) all write-ups subsequent to December 31, 1992 in the book value of any asset owned by the Company or any of its Restricted Subsidiaries and (ii) Intangible Assets reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date.

     "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

     "Discontinued Operations" means with respect to the Company those operations of the Company and its subsidiaries which were classified as "discontinued operations" in the consolidated financial statements of the Company and its subsidiaries as of December 31, 1992.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Debentures.

     "Excess Asset Lien" means a Lien on assets or property securing Non-Recourse Indebtedness incurred pursuant to clause (iv) of the Limitation on Additional Indebtedness covenant to the extent the aggregate undepreciated and unamortized cost basis of such assets or property exceeds the outstanding principal amount of such Non-Recourse Indebtedness. The amount of a Restricted Payment based upon the grant of an Excess Asset Lien is the amount by which the undepreciated and unamortized cost basis of such assets or property at the date of grant of the Lien exceeds the outstanding principal amount of such Non-Recourse Indebtedness.

     "Excluded Debt" means any Indebtedness of the Company which is (i) subordinated (subject to the rights of holders of Senior Debt) in right of payment to the Debentures (upon liquidation or otherwise) at least to the extent that the Debentures are subordinated to Senior Debt and (ii) matures after, and is not redeemable mandatorily or at the option of the holder thereof prior to, the final maturity date of the Debentures.

     "Foothills" means Del E. Webb Foothills Corporation, the successor to an Arizona general partnership organized on January 31, 1986 for the purpose of acquiring and developing certain real property in Phoenix, Arizona (and its successors).

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case as in effect on February 11, 1994.

     "Guarantee" with respect to any obligation means: (i) any direct or indirect guarantee; (ii) any direct or indirect agreement or arrangement, contingent or otherwise, to purchase, repurchase or otherwise acquire any part or all of such obligation; or (iii) any other direct or indirect agreement or arrangement the practical effect of which is to assure the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation.

     "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien (other than assessment district and similar Liens arising in connection with municipal financings) on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and
(vii) all Indebtedness of others Guaranteed by such Person to the extent of such Guarantee. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations described above, (b) the maximum liability of such Person for any contingent obligations under clause (iii) above and (c) in the case of clause (vi), the lesser of (A) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (B) the amount of the Indebtedness secured. To the extent such Person Guarantees the obligation of another Person to pay interest on indebtedness owed by such other Person, then a designated percentage of the interest Guaranteed or the principal amount of the underlying Indebtedness, as the case may be, shall be deemed indebtedness of the referent Person. For purposes of this definition, the amount of such deemed Indebtedness of the referent Person shall be equal to the lesser of: (a) the aggregate principal amount of the underlying Indebtedness relating to such interest Guarantee or (b) the aggregate amount of interest due and payable over the term of such Indebtedness (or the term of the Debentures, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such Indebtedness if such Indebtedness was prepaid prior to the maturity of the Debentures.

Notwithstanding the foregoing, Indebtedness shall not include (v) Indebtedness which has been defeased or discharged, (w) Indebtedness in respect of interest rate swap or similar agreements intended to protect against fluctuations in interest rates, or foreign currency hedge, exchange or similar agreements intended to protect against fluctuations in currency exchange rates, (x) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence, (y) letters of credit provided in the ordinary course of business securing performance (and not financial) obligations and (z) performance, completion, surety and similar bonds and similar purpose undertakings provided in the ordinary course of business.

     "Intangible Assets" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at December 31, 1992 or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with GAAP.

     "Investments" of any Person means (i) all investments (assets net of liabilities) by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all Guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, deed of trust, pledge, lien, charge, security interest, adverse claim affecting title or resulting in a charge against such asset, or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell).

     "Material Subsidiary" means (i) any subsidiary of the Company that holds, directly or indirectly, a material amount of the assets of Sun City West, Sun City Las Vegas, Sun City Palm Desert or Sun City Tucson or (ii) any other subsidiary of the Company which accounted for (a) 5 percent or more of the revenues of the Company on a consolidated basis for the four full fiscal quarters for which financial results have been reported immediately prior to the Default or Event of Default and (b) 5 percent or more of the total assets of the Company on a consolidated basis as of the four full fiscal quarters for which financial results have been reported immediately prior to the Default or Event of Default. Subsidiaries of the Company that hold assets of a specific real estate project will be a "Material Subsidiary Group" if such subsidiaries, when considered as one subsidiary, would be a Material Subsidiary under clause (ii) of the preceding sentence.

     "Non-Recourse Indebtedness" means Indebtedness secured by a Lien on property to the extent the liability for such Indebtedness (and any interest thereon) is limited to the security of the borrower's rights in such property and its income and rents, without liability on the part of the Company or any of its subsidiaries for any deficiency, including liability by reason of any agreement by the Company or any of its subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such indebtedness; provided, however, that with respect to the Company and its Restricted Subsidiaries, Non-Recourse Indebtedness shall also include Indebtedness of Coventry of California, Inc., Del Webb's Coventry Homes, Inc., Del Webb's Coventry Homes Construction Co., Del Webb's Coventry Homes of Tucson, Inc., Del Webb's Coventry Homes Construction of Tucson Co., Del Webb's Coventry Homes of Nevada, Inc., Del Webb Homes, Inc., Trovas Company and Trovas Construction Co. (collectively "Coventry"), but only to the extent that, and so long as, (a) such Indebtedness shall have no recourse whatsoever (including but not limited to, no recourse with respect to the collection of principal or interest on such Indebtedness) to the Company or any Restricted Subsidiary of the Company (other than Coventry) or any assets of the Company or any Restricted Subsidiary of the Company (other than Coventry), (b) neither the Company nor any of its Restricted Subsidiaries (other than Coventry) shall have provided to any holder of Indebtedness of Coventry any covenant or agreement to maintain a minimum net worth at Coventry or otherwise directly or indirectly provided any other similar form of credit or capital support to Coventry, (c) the proceeds of such Indebtedness are used exclusively by Coventry in connection with its business and (d) the aggregate of all direct and indirect Investments by the Company and its Restricted Subsidiaries in Coventry shall not exceed $15 million. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for (1) environmental warranties or indemnities, (2) indemnities for fraud, misrepresentation or non-payment of rents or profits from secured assets to be paid to the lender or (3) any other matters which are at the relevant time customary in instruments evidencing or securing non-recourse Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Refinancing Indebtedness" means renewals, extensions, refinancings or refundings of Indebtedness outstanding on the date of, or permitted to be incurred by, the Indenture (including Refinancing Indebtedness, but excluding any Indebtedness incurred pursuant to clauses (i), (vi) and (vii) of the "Limitations on Additional Indebtedness" covenant), provided that, (A) in the case of any refinancing or refunding of Indebtedness equal in right of payment to the Debentures, such Refinancing Indebtedness is made equal in right of payment or subordinate to the Debentures and, in the case of any refinancing or refunding of Indebtedness subordinated to the Debentures, such Refinancing Indebtedness is made subordinate to the Debentures to substantially the same extent as such refinanced or refunded Indebtedness is subordinated to the Debentures, (B) in either such case, such Refinancing Indebtedness does not require the payment of all or a portion of the principal thereof (whether pursuant to purchase, redemption, defeasance, retirement, sinking fund payment, payment at stated maturity or otherwise, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder) prior to the final scheduled maturity of the Indebtedness being refinanced or refunded, (C) the portion, if any, of such Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Debentures has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Debentures, (D) such Refinancing Indebtedness will be Refinancing Indebtedness to the extent it is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refinanced or refunded and (E) if such Indebtedness being renewed, extended, refinanced or refunded is Non-Recourse Indebtedness incurred pursuant to clause (iv) of the Limitations on Additional Indebtedness covenant, only to the extent such Refinancing Indebtedness is Non-Recourse Indebtedness and is secured with only the assets as the Indebtedness being renewed, extended, refinanced or refunded. For purposes of this definition, the final scheduled maturity of the Company's 10 7/8% Senior Notes due 2000 shall be deemed to be March 31, 1997.

     "Released Asset Value" means the undepreciated and unamortized cost basis of assets or property, or portion thereof, of the Company or a Restricted Subsidiary which is released from an Excess Asset Lien (to the extent of the release). The amount of the Released Asset Value is equal to the undepreciated and unamortized cost basis of such assets or property (or relevant portion thereof), at the time of the granting of the Excess Asset Lien, so released (to the extent of the release).

     "Repurchasable" does not include redeemable.

     "Restricted Payment" means with respect to any Person, (i) the declaration of any dividend or the making of any other payment or distribution of cash, securities or other property or assets in respect of such Person's Capital Stock (except that a dividend payable solely in Capital Stock (other than

Disqualified Stock) of such Person shall not constitute a Restricted Payment),
(ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly, (iii) any Investment in (a) an Unrestricted Subsidiary necessary to fund operating expenses or (b) any other Investment in an Unrestricted Subsidiary, (iv) any principal payment, redemption, repurchase, defeasance or other acquisition or retirement of (a) Excluded Debt or (b) Indebtedness of the Company or its subsidiaries which is subordinated in right of payment to the Debentures prior to the scheduled principal payment or scheduled maturity of such Indebtedness or
(v) the grant of an Excess Asset Lien; provided, however, that with respect to the Company and its subsidiaries, Restricted Payments shall not include (a) any payment described in clause (i) or (ii) above made to the Company or any of its Wholly Owned Restricted Subsidiaries by any of the Company's subsidiaries, (b) any underwritten call of Indebtedness of the Company which is convertible into Capital Stock (other than Disqualified Stock) but only to the extent the Company is not required to make any redemption or principal payments in respect of Indebtedness subject to such underwritten call (other than redemption and principal payments which are covered by the net proceeds received by the Company from a concurrent sale of Capital Stock (other than Disqualified Stock) to the underwriters or standby purchasers participating in such underwritten call) or
(c) the exchange by the Company of Capital Stock (other than Disqualified Stock) for Indebtedness of the Company or a Restricted Subsidiary in an exchange offer, but only to the extent the exchange is solely for such Capital Stock.

     "Restricted Subsidiaries" means each of the subsidiaries of the Company which is not, as of the determination date, an Unrestricted Subsidiary of the Company.

     "Subsidiary" of any Person means (i) any corporation of which at least a majority of the aggregate voting power of all classes of the Common Equity is owned by such Person directly or through one or more other subsidiaries of such Person and (ii) any entity other than a corporation in which such Person, directly or indirectly, owns at least a majority of the Common Equity of such entity.

     "Sun City Las Vegas" means the Company's age-restricted active adult community development located in Las Vegas, Nevada, as its geographic boundaries existed at February 11, 1994.

     "Sun City Palm Desert" means the Company's age-restricted active adult community development located in the Coachella Valley in Southern California (formerly known as Sun City Palm Springs), as its geographic boundaries existed at February 11, 1994.

     "Sun City Tucson" means the Company's age-restricted active adult community development located in Pima County, Arizona, as its geographic boundaries existed at February 11, 1994.

     "Sun City West" means the Company's age-restricted active adult community development located in Maricopa County, Arizona, as its geographic boundaries existed at February 11, 1994.

     "United States Government Obligations" means obligations for which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Unrestricted Subsidiaries" means each of the subsidiaries of the Company so designated by a resolution adopted by the Company's Board of Directors and whose creditors have no direct or indirect recourse (including, but not limited to, recourse with respect to the payment of principal or interest on Indebtedness of such subsidiary) to the Company or a Restricted Subsidiary (except to the extent the Investment made by the Company in the Unrestricted Subsidiary is (a) permitted under the Limitations on Restricted Payments covenant and (b) is a Guarantee); provided, however, that the Board of Directors of the Company will be prohibited from designating any subsidiary which holds, directly or indirectly, any of the assets of Sun City West, Sun City Tucson, Sun City Las Vegas or Sun City Palm Desert as an Unrestricted Subsidiary. The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Restricted Subsidiary, provided that (i) any such redesignation shall be deemed to be an incurrence by the Company and its Restricted Subsidiaries of the Indebtedness (if any) of such redesignated subsidiary for purposes of the Limitations on Additional Indebtedness covenant in the Indenture as of the date of such redesignation and (ii) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, the Company and its Restricted Subsidiaries could incur $1 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness covenant in the Indenture. Subject to the foregoing, the Board of Directors of the Company also may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that (i) all previous Investments by the Company and its such Restricted Subsidiaries shall be deemed to be Restricted Payments at the time of such designation and shall reduce the amount available for Restricted Payments under the Limitations on Restricted Payments covenant in the Indenture and (ii) immediately after giving effect to such designation and reduction of amounts available for Restricted Payments under the Limitations on Restricted Payments covenant in the Indenture, the Company and its Restricted Subsidiaries could incur $1 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness covenant in the Indenture. Any such designation or redesignation by the Board of Directors shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Resolution of the Company's Board of Directors giving effect to such designation or redesignation and an officer's certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such certificate.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof (if applicable), at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness or portion thereof (if applicable) into (ii) the sum of the products obtained by multiplying (a) the amount of each remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of the Company means a Restricted Subsidiary of the Company of which 100 percent of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by the Company or through one or more other Wholly Owned Restricted Subsidiaries of the Company.

     "Wholly Owned Subsidiary" of any Person means (i) a subsidiary of which 100 percent of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by such Person or through one or more other Wholly Owned Subsidiaries of such Person or (ii) any entity other than a corporation in which such Person, directly or indirectly, owns all of the Common Equity.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amounts of the Debentures set forth opposite its name below:


                                                                             PRINCIPAL
                                 UNDERWRITER                                   AMOUNT
    ----------------------------------------------------------------------  ------------
    Dillon, Read & Co. Inc. ..............................................  $ 90,000,000
    Goldman, Sachs & Co. .................................................    60,000,000
                                                                               ---------
              Total.......................................................  $150,000,000
                                                                               =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.


     The Debentures are being initially offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not in excess of 1.80% of the principal amount of the Debentures to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession of not in excess of 0.25% of the principal amount of the Debentures on sales to certain other dealers. The offering of the Debentures is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Debentures. After the public offering, the offering price and concession may be changed by the Underwriters.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             CERTAIN LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Debentures covered by the Registration Statement. The partner of Gibson, Dunn & Crutcher LLP who has primary responsibility for the work of that firm in connection with that Registration Statement beneficially owns $225,000 in principal amount of the 10 7/8% Senior Notes of the Company. Certain legal matters with respect to the Debentures will be passed upon for the Underwriters by Latham & Watkins. See "Certain Legal Matters" in the accompanying Prospectus.

PROSPECTUS

                                  $200,000,000
                                [DEL WEBB LOGO]
   DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK AND STOCK PURCHASE WARRANTS
                            ------------------------

     Del Webb Corporation (the "Company") may offer and issue from time to time its: debt securities (the "Debt Securities") in one or more series, consisting of debentures, notes or other evidences of indebtedness and having such prices and terms as are determined at the time of sale; preferred stock, which may be issued in one or more series (the "Preferred Stock"); common stock (the "Common Stock"); and Stock Purchase Warrants to purchase Preferred Stock or Common Stock (the "Warrants" and, together with the Debt Securities, Preferred Stock and Common Stock, the "Securities"). The Securities may be issued as Units (the "Units") and in any combination, the Debt Securities may or may not be convertible into Preferred Stock or Common Stock and the Preferred Stock may or may not be convertible into Common Stock or exchangeable for Debt Securities.

     The accompanying Prospectus Supplement sets forth: the ranking of the Debt Securities covered thereby as senior, senior subordinated or subordinated (including junior subordinated) and the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), right to defer interest (if any), convertibility (if any) and, if applicable, Securities into which convertible and conversion price and any other specific terms of the Debt Securities; the rights, privileges and preferences of the Preferred Stock covered thereby, including whether and on what terms such Preferred Stock may be convertible into Common Stock or exchangeable for Debt Securities, and whether the Company has elected to offer any Preferred Stock in the form of depositary shares; the Preferred Stock or Common Stock for which any Warrants covered thereby will be exercisable and the exercise price; whether the Securities covered thereby will be issued in Units and, if so, the Securities which are part thereof; whether the Securities covered thereby are listed on a securities exchange; and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of the Securities covered thereby.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

     Prior to issuance there will have been no market for the Debt Securities, Preferred Stock or Warrants, and there can be no assurance that a secondary market for the Debt Securities, Preferred Stock or Warrants will develop. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The Securities may be offered through one or more different plans of distribution, including offerings through underwriters. See "Plan of Distribution."
                            ------------------------

                  The date of this Prospectus is July 21, 1995

     IN CONNECTION WITH THE OFFERINGS OF THE DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK OR WARRANTS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK OR WARRANTS, OR ANY OF THEM, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities, Preferred Stock, Common Stock and Warrants. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed by the Company, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 115 Sansome Street, Suite 1104, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1994 and its Quarterly Reports on Form 10-Q for the Quarters ended September 30, 1994, December 31, 1994 and March 31, 1995, which have been filed with the Commission, are incorporated in this Prospectus by reference. Pages 15-21 of the Company's proxy statement for the annual meeting of its shareholders held on November 2, 1994, which is incorporated by reference in, and Exhibit 99.0 (the Company's Amended and Restated Certificate of Incorporation) to, the Company's Quarterly Report on Form 10-Q for the Quarter ended December 31, 1994, are both also specifically incorporated herein by reference. They contain a description of and provisions with respect to the Common Stock and Preferred Stock of the Company. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby are incorporated by reference in this Prospectus and made a part hereof from the date such documents are filed.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the Prospectus Supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of each document incorporated herein by reference (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference therein or herein). Requests for such copies should be directed to:
Del Webb Corporation, 6001 North 24th Street, Phoenix, Arizona 85016, Attention:
Secretary. Telephone requests may be directed to (602) 808-8000.

                                  THE COMPANY

     Del Webb Corporation is one of the nation's leading developers of age-restricted (age 55 and over) active adult communities, having built and sold approximately 50,000 homes at its active adult Sun City communities over the past 35 years. The Company currently offers homes for sale at eight communities, each of which, except Terravita, is an active adult community: Sun City West (near Phoenix), Sun City Tucson and Terravita (in Scottsdale) in Arizona; Sun City Las Vegas in Nevada; Sun City Palm Springs and Sun City Roseville (near Sacramento) in California; Sun City Hilton Head in South Carolina; and Sun City Georgetown (near Austin), in Texas. The Company is in various stages of developing two other Sun City active adult communities: Sun City McDonald Ranch (near Las Vegas) in Nevada, and Sun City Grand, near Sun City West, in Arizona.

     The Company designs, develops and markets these large-scale, master-planned residential communities, controlling all phases of the master plan development process from land selection through construction and selling homes. Within its active adult communities, the Company is the exclusive developer of homes.

     The Company also conducts conventional subdivision homebuilding operations in the Phoenix, Tucson and Las Vegas areas and southern California. The Company is also in the preliminary development process for a potential master-planned development near Phoenix, Arizona, located on approximately 5,600 acres. However, development of this project remains subject to a number of uncertainties and the planning, entitlement and permitting processing is still in a relatively early stage.

     The Company was incorporated in 1946 under Arizona law and reincorporated in Delaware in 1994. The Company's principal executive offices are located at 6001 North 24th Street, Phoenix, Arizona 85016 and its telephone number is (602) 808-8000. The Company conducts substantially all of its activities through subsidiaries and, as used in this Prospectus and the accompanying Prospectus Supplement, the term the "Company" includes Del Webb Corporation and its subsidiaries, unless the context indicates otherwise.

                                USE OF PROCEEDS

     Unless otherwise set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of the Securities will be used to reduce outstanding balances under the Company's senior unsecured revolving credit facility, to fund land acquisitions and development of new projects and for general corporate purposes. Amounts so repaid under the revolving credit facility may be reborrowed in the future.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of earnings to fixed charges of the Company for the periods indicated.

                                                                                      NINE MONTHS
                                                 FISCAL YEAR ENDED JUNE 30,         ENDED MARCH 31,
                                            ------------------------------------    ---------------
                                            1990    1991    1992    1993    1994    1994       1995
                                            ----    ----    ----    ----    ----    ----       ----
Ratio of earnings to fixed charges
  (unaudited).............................  1.81x   1.38x   1.59x   1.63x   1.30x   1.19x      1.44x

     The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means earnings (loss) from continuing operations before income taxes plus (a) fixed charges and interest amortized to cost of sales (including the proportionate share thereof of unconsolidated affiliates and discontinued operations) minus (b) capitalized interest (including the proportionate share thereof of unconsolidated affiliates and discontinued operations). "Fixed charges" means total interest, whether capitalized or expensed (including the proportionate share thereof of unconsolidated affiliates and discontinued operations and the portion of rent expense representative of interest costs), plus (i) debt-related fees and (ii) amortization of deferred financing costs.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute senior, senior subordinated or subordinated (including, if applicable, junior subordinated) debt of the Company and will be issued under a Senior Debt Securities Indenture (the "Senior Debt Indenture"), a Senior Subordinated Debt Securities Indenture (the "Senior Subordinated Debt Indenture") or a Subordinated Debt Securities Indenture (the "Subordinated Debt Indenture"), in each case between the Company and a Trustee (the "Trustee"). The Senior Debt Indenture, Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes referred to below individually as an "Indenture" and collectively as the "Indentures." Unless otherwise stated in the Prospectus Supplement, the Trustee under the first Indenture under which Debt Securities will be issued will be The First National Bank of Boston. Unless otherwise stated in the applicable Prospectus Supplement, The First National Bank of Boston may also be the Trustee under more than one of the other Indentures. (See "Concerning the Trustee.") The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to below as the "Offered Debt Securities." If and to the extent set forth in the accompanying Prospectus Supplement, the Offered Debt Securities will be convertible into Preferred or Common Stock of the Company or issued as part of Units of Offered Debt Securities and other Securities. If the Offered Debt Securities are to be issued as part of Units of Debt Securities and other Securities or may be issued in exchange for Preferred Stock, the Prospectus Supplement will describe any applicable material federal income tax consequences.

     The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete. Except to the extent set forth in the Prospectus Supplement with respect to a particular issue of Debt Securities, the Indentures are substantially identical, except for the provisions relating to subordination, including the fact that senior subordinated Debt Securities will rank senior to the subordinated Debt Securities.

GENERAL

     The Indenture for the Offered Debt Securities will not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur, except as may be provided in the accompanying Prospectus Supplement. The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company, as set forth in the accompanying Prospectus Supplement.

     The Company is a holding company, which currently conducts its operations through subsidiaries. In addition to the subordination described under "Subordination of Senior Subordinated and Subordinated Debt Securities" below and as may be described in the accompanying Prospectus Supplement, this effectively subordinates the Debt Securities to all indebtedness (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors (including third persons who have the benefit of guarantees given by the subsidiary), except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. However, in that case the claims of the Company would still be effectively junior to any indebtedness of the subsidiary to the extent the holders of that indebtedness are entitled to the benefit of security interests in the assets of the subsidiary, as well as to any indebtedness of that subsidiary which is senior to any debt or other claims held by the Company. In addition, the Company's $100 million of Senior Notes due 2000 and amounts which may from time to time be outstanding under the Company's $300 million principal debt facility are guaranteed by subsidiaries of the Company that hold substantially all of its consolidated assets. The Debt Securities, including any senior Debt Securities, will not be so guaranteed. As a result, the holders of that other debt may have a claim against the assets of the Company's subsidiaries before those assets are available to make payments due on the Debt Securities.

     Also, because the Company is a holding company, it is dependent on dividends or other distributions from its subsidiaries to make payments on its indebtedness, including the Debt Securities.

Such dividends or other distributions to the Company may be subject to state law, which can restrict the ability of a corporation to pay dividends or make other distributions to its shareholders and which protect the rights of creditors of a corporation, including third persons who have the benefit of guarantees given by the corporation, in the event of improperly made dividends or distributions, as well as to present or future contractual or regulatory restrictions that could materially restrict the ability of the subsidiaries to make such payments to the Company. The accompanying Prospectus Supplement discloses, to the extent material to the Company, any contractual restrictions on the ability of the subsidiaries of the Company to make dividends, loans or advances to the Company that exist at the date of that Prospectus Supplement. Except as may be described in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will not restrict the Company's ability to enter into contracts in the future that limit the ability of the Company's subsidiaries to make dividends, loans or advances to it. Payments to the Company from its subsidiaries also are contingent upon the earnings of such subsidiaries and are subject to various business considerations, such as the working capital needs of the subsidiaries.

     Reference is made to the accompanying Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Debt Securities): (a) the specific designation, aggregate principal amount, purchase price and denomination; (b) the date of maturity; (c) the interest rate or rates (or the method by which such rate will be determined), if any; (d) the date from which interest will accrue and dates on which any such interest will be payable; (e) the rights of the Company to defer interest, if any; (f) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (g) whether the Offered Debt Securities are senior, senior subordinated or subordinated (including junior subordinated) Debt Securities; (h) any redemption, repayment or sinking fund provisions; (i) any obligation of the Company to offer to purchase the Offered Debt Securities in the event of a Change of Control (as defined) of the Company; (j) whether the Offered Debt Securities are convertible into Preferred Stock or Common Stock and, if so, the terms of the security into which they are convertible (see "Description of Capital Stock"), the conversion price, other terms related to conversion and any anti-dilution protections; (k) whether the Offered Debt Securities will be sold as part of Units consisting of Offered Debt Securities and other Securities; (1) any applicable material federal income tax consequences; and (m) any other material specific terms of the Offered Debt Securities, including any material additional events of default or covenants provided for with respect to the Offered Debt Securities and any material terms that may be required by or advisable under applicable laws or regulations.

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate or as part of Units consisting of Debt Securities and other Securities may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any Debt Securities as to which the Company has the right to defer interest, the holders of such Debt Securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. The material federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement.

GLOBAL DEBT SECURITIES

     If any Debt Securities are represented by one or more Global Securities, the applicable Prospectus Supplement will describe the terms of the depositary arrangement with respect to such Global Securities.

SUBORDINATION OF SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     The senior subordinated and subordinated Debt Securities will be subordinate and junior in right of payment, to the extent and in the manner to be set forth in the Indenture, to all "Senior Debt" of the Company. Except to the extent set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities that are senior subordinated or subordinated Debt Securities will define "Senior Debt" as all present or future "Indebtedness" (defined below) created, incurred, assumed or, to the extent described below, guaranteed by the Company (and all renewals, extensions or refundings thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed provides that such Indebtedness is not senior or superior in right of payment to the Offered Debt Securities in question; provided, however, that Senior Debt shall not include (a) any Indebtedness of the Company to any of its subsidiaries, (b) any trade payables of the Company or (c) except to the extent set forth or referred to in the accompanying Prospectus Supplement, guarantees by the Company of Indebtedness outstanding at the date hereof or that may be outstanding in the future.

     Each Senior Subordinated Debt Indenture will provide that the Company will not issue any Indebtedness that is subordinated in right of payment to any Senior Debt of the Company and is senior in right of payment to the Debt Securities covered by the Senior Subordinated Debt Indenture. No Subordinated Debt Indenture will contain a similar provision. Except as may otherwise be provided in the accompanying Prospectus Supplement, "Indebtedness" will be defined in the Indenture for the Offered Debt Securities to mean any indebtedness of a person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), evidenced by bonds, notes, debentures or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property or interest therein (except any such balance that constitutes a trade payable), all capitalized lease obligations and all direct or indirect obligations that arise as a result of claims under or drawings pursuant to surety, performance, completion or maintenance bonds.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets: (a) holders of Senior Debt will be entitled to be paid in full before payments may be made on senior subordinated and subordinated Debt Securities and the holders of senior subordinated and subordinated Debt Securities will be required to pay over their share of such distributions to the holders of Senior Debt until such Senior Debt is paid in full (except to the extent, if at all, that holders of senior subordinated and subordinated Debt Securities may receive securities that are subordinated to the same extent the senior subordinated and subordinated Debt Securities are subordinated to Senior Debt); (b) in addition, holders of senior subordinated debt will be entitled to be paid in full before payments may be made on subordinated Debt Securities and holders of subordinated Debt Securities will be required to pay over their share of such distributions to the holders of senior subordinated debt until such senior subordinated debt is paid in full (except to the extent, if at all, that holders of subordinated Debt Securities may receive securities that are subordinated to the same extent the subordinated Debt Securities are subordinated to senior subordinated debt); and
(c) creditors of the Company who are not holders of senior subordinated or subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of the senior subordinated or subordinated Debt Securities, and creditors of the Company who are not holders of subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than holders of subordinated Debt Securities. Accordingly, such subordination may result in a reduction or elimination of payments to the holders of all senior subordinated and subordinated Debt Securities or all subordinated Debt Securities.

     Except as may otherwise be described in the accompanying Prospectus Supplement, no payment of principal or interest with respect to any of the Offered Debt Securities that are senior subordinated or subordinated Debt Securities may be made, nor may the Company acquire any Offered Debt Securities that are senior subordinated or subordinated Debt Securities, in each case except as set forth in the Indenture for such Offered Debt Securities, if any default with respect to Senior Debt that permits the acceleration of the maturity of any Senior Debt occurs and is continuing and such default is either the subject of judicial proceedings or the Company receives notice (a "Default Notice") of the default from a holder of Senior Debt entitled to give such a notice. By reason of these provisions, in the event of a default on any Senior Debt of the Company that is presently existing or may be incurred in the future, payments of principal of and interest and premium, if any, on the Offered Debt Securities that are senior subordinated or subordinated Debt Securities may not be permitted until such Senior Debt is paid in full. However, except as may otherwise be described in the accompanying Prospectus Supplement, the Company may resume payments in respect of the Offered Debt Securities that are senior subordinated or subordinated Debt Securities and may acquire such senior subordinated or subordinated Debt Securities if (a) 179 days pass after the Default Notice is given, if the default with respect to such Senior Debt is not then the subject of judicial proceedings, or (b) the default with respect to such Senior Debt is cured or waived and, in each case described in the foregoing clauses (a) and (b), the terms of the Indenture otherwise permit the payment or acquisition of such Offered Debt Securities at the time in question. The Indenture for the Company's $100 million of 10 7/8% Senior Notes and the Company's $300 million senior unsecured revolving credit agreement restrict the acquisition by the Company of its subordinated indebtedness, including any senior subordinated or subordinated Debt Securities prior to April 1, 2000 (for the Indenture for the Senior Notes) and the term of the principal credit facility as it may be extended from time to time, respectively, and the Indentures for the Company's $100 million of 9 3/4% Senior Subordinated Debentures and $100 million of 9% Senior Subordinated Debentures restrict the acquisition, prior to March 1, 2003 and February 15, 2006, respectively, of subordinated Debt Securities issued pursuant to the Subordinated Debt Indenture. The Prospectus Supplement for the Offered Debt Securities or the information incorporated herein by reference sets forth the approximate amount of Senior Debt and Senior Subordinated Debt outstanding as of the end of the most recent fiscal quarter of the Company.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS. In addition to such other covenants, if any, as may be described in the accompanying Prospectus Supplement and except as may otherwise be set forth therein, the Indenture for the Offered Debt Securities will require the Company, subject to certain limitations described therein, to, among other things, do the following: (a) deliver to the Trustee copies of all reports filed with the Commission; (b) deliver to the Trustee annual officers' certificates with respect to the Company's compliance with its obligations under that Indenture; (c) maintain its corporate existence subject to the provisions described below relating to mergers and consolidations; and (d) pay its taxes when due except where such taxes are being contested in good faith. Except as may be set forth in the accompanying Prospectus Supplement, the Indentures will not restrict the business or operations of the Company or its subsidiaries, limit their indebtedness or prohibit any liens, charges or other encumbrances on any properties or other assets they may have from time to time.

     DIVIDENDS AND OTHER PAYMENTS. Except as may otherwise be provided in the accompanying Prospectus Supplement and except as may otherwise be set forth in the Indenture for the Offered Debt Securities, that Indenture will generally prohibit the Company from making a "Restricted Payment" (defined below) if, at the time of the Restricted Payment, (a) an Event of Default (as defined) has occurred under the Indenture and is continuing or would occur as a consequence of the Restricted Payment or (b) if, upon giving effect to the Restricted Payment, the aggregate amount expended for all Restricted Payments exceeds the sum of (i) a specified percentage of the aggregate consolidated net earnings of the Company accrued during certain fiscal quarters, (ii) the aggregate net proceeds received by the Company from the issuance or sale of capital stock of the Company, (iii) the amount expended by the Company for the purchase, redemption or other acquisition or retirement for value of any preferred stock of the Company plus (iv) the amount set forth in the accompanying Prospectus Supplement. Except as may be otherwise provided in the accompanying Prospectus Supplement, a "Restricted Payment" will be defined as any of the following: (1) declaring or paying any dividend on, or making any distribution to the holders of, any shares of the Company's capital stock, other than dividends or distributions payable in "Equity Interests" (defined as equity securities or securities with a right to acquire equity securities (other than convertible debt securities) of the Company) or (2) purchasing, redeeming or otherwise acquiring or retiring for value any Equity Interests.

     CHANGE OF CONTROL. Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that, if a Change of Control occurs, the Company will be obligated to offer to purchase all outstanding Offered Debt Securities at a purchase price equal to 100 percent of the aggregate principal amount of the Debt Securities, plus accrued and unpaid interest to the date of purchase. Any offer to purchase Offered Debt Securities upon a Change of Control will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l. Any limitations on the Company's financial ability to purchase Offered Debt Securities upon a Change of Control will be described in the accompanying Prospectus Supplement. Except as may be otherwise provided in the accompanying Prospectus Supplement, a "Change of Control" will be defined in the Indenture for the Offered Debt Securities as any of the following: (a) all or substantially all of the Company's assets are sold as an entirety to any person or it engages in any merger, consolidation, sale of capital stock, sale of beneficial ownership interests or any other transactions as a result of which its shareholders immediately prior to such transactions own, directly or indirectly, in the aggregate less than 50 percent of the total voting power entitled to vote in the election of (i) its directors, if it is the surviving entity, or (ii) the directors, managers or trustees of (1) the surviving entity or (2) the purchaser of all or substantially all of its assets; or (b) any person acquires more than 50 percent of the total voting power entitled to vote for directors of the Company. Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Company's failure to comply with the Change of Control covenant as to the Offered Debt Securities \will be an Event of Default under the Indenture for the Offered Debt Securities, as specified in the accompanying Prospectus Supplement. See "Events of Default" below. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time. Accordingly, there may be uncertainty as to whether a holder of Offered Debt Securities can determine whether a Change of Control has occurred and exercise any remedies such holder may have upon a Change of Control. Except as described above with respect to a Change of Control or as described in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will not afford holders of the Debt Securities protection in the event of a highly leveraged transaction, takeover, reorganization, restructuring, recapitalization, merger or similar transaction involving the Company that may adversely affect holders of the Debt Securities.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE. Except as may otherwise be provided in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that the Company will not merge or consolidate with or into any other person and will not sell, lease or convey all or substantially all of its assets to any person, unless it is the continuing corporation, or the successor corporation or person that acquires all or substantially all of its assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of the Company's obligations under the Offered Debt Securities and the Indenture for the Offered Debt Securities and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the Indenture for the Offered Debt Securities. With respect to possible uncertainties concerning the meaning of the term "all or substantially all of the assets", the possible lack of protection in a highly leveraged merger or other transaction and related possible effects on holders of the Debt Securities, see "Change of Control" above.

REDEMPTION

     If and to the extent set forth in the accompanying Prospectus Supplement, the Company will have the right to redeem the Offered Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the accompanying Prospectus Supplement.

EVENTS OF DEFAULT

     Except as may be described in the accompanying Prospectus Supplement, an "Event of Default" will be defined under the Indenture for the Offered Debt Securities as being: (a) default for 30 days in payment of any interest on the Offered Debt Securities; (b) default in payment of any principal of the Offered Debt Securities, either at maturity (or upon any redemption), by declaration or otherwise; (c) default for 60 days after written notice in the performance of any other agreements or covenants in, or provisions of, the Offered Debt Securities or the Indenture for the Offered Debt Securities; (d) an event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company and certain of its subsidiaries (or the payment of which is guaranteed by the Company), other than non-recourse Indebtedness, if
(i) either (1) such event of default results from the failure to pay any such Indebtedness at maturity or (2) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such default has not been cured or such acceleration rescinded and
(ii) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at maturity or the maturity of which has been so accelerated and the acceleration of which has not been rescinded, equals or exceeds the amount specified in the accompanying Prospectus Supplement; (e) failure for 60 days to discharge final judgments against the Company and certain of its subsidiaries for the payment of money aggregating the amount specified in the accompanying Prospectus Supplement or more; and (f) certain events of bankruptcy, insolvency or reorganization.

     The Indenture for the Offered Debt Securities will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the Trustee or the holders of not less than 25 percent in principal amount of the Offered Debt Securities outstanding under the Indenture for the Offered Debt Securities, or such other amount as may be specified in the Prospectus Supplement, may then declare the principal of all Offered Debt Securities under that Indenture and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will contain a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Offered Debt Securities before proceeding to exercise any right or power under that Indenture at the request of such holders. Subject to such provisions in the Indenture for the Offered Debt Securities for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the Offered Debt Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Except to the extent otherwise stated in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that no holder of Offered Debt Securities may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless (a) such holder previously has given the Trustee written notice of the default and continuance thereof, (b) the holders of not less than 25 percent in principal amount of the Offered Debt Securities then outstanding have requested the Trustee to institute such action and offered the Trustee reasonable indemnity, (c) the Trustee has not instituted such action within 60 days of the request and (d) the Trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the Offered Debt Securities then outstanding under the Indenture.

     The Indentures and the Debt Securities will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Debt Securities or the Indentures. The Indentures and the Debt Securities will also each provide that each holder of the Debt Securities, by accepting the Debt Securities, waives and releases all such liability.

DEFEASANCE AND DISCHARGE

     Except as may otherwise be provided in the accompanying Prospectus Supplement, the Company can discharge or defease its obligations under the Indenture for the Offered Debt Securities as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of the Offered Debt Securities that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations (as defined in the Indenture for the Offered Debt Securities), or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Offered Debt Securities.

     The Company may also discharge any and all of its obligations to holders of the Offered Debt Securities at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Offered Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen Offered Debt Securities or to maintain an office or agency in respect of such Offered Debt Securities and certain other obligations. Alternatively, the Company may be released with respect to the Offered Debt Securities from the obligations imposed by specific portions of the Indenture for the Offered Debt Securities (including the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (a) the Company irrevocably deposits with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Offered Debt Securities; (b) no Event of Default under the Indenture for the Offered Debt Securities has occurred and is then continuing; (c) the defeasance or covenant defeasance will not result in an event of default under any agreement to which the Company is a party or by which it is bound; and (d) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such holders' federal income tax treatment of principal and interest payments on the Offered Debt Securities.

MODIFICATIONS TO THE INDENTURES

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Offered Debt Securities to, among other things: (a) add covenants, conditions and restrictions for the protection of the holders of Offered Debt Securities or to surrender any right of the Company; (b) cure any ambiguity or correct any inconsistency in the Indenture for the Offered Debt Securities; (c) make any change that does not adversely affect the legal rights of holders of Offered Debt Securities; (d) modify, eliminate or add to the provisions of the Indenture for the Offered Debt Securities to the extent necessary to qualify that Indenture under applicable federal statutes; or (e) make any other changes in the Indenture before Offered Debt Securities are issued thereunder, provided that such changes are not prohibited by the Trust Indenture Act of 1939, as amended.

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities also will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Offered Debt Securities outstanding, to add any provision to, change in any manner or eliminate any of the provisions of the Indenture for the Offered Debt Securities or modify in any manner the rights of the holders of the Offered Debt Securities so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Offered Debt Security affected thereby, do, among other things, any of the following: (a) reduce the amount of Offered Debt Securities whose holders must consent to an amendment, supplement or waiver with respect to the Indenture; (b) reduce the rate of or change the time for payment of interest on any Offered Debt Security; (c) reduce the principal of or change the fixed maturity of any Offered Debt Security; or (d) waive a default in the payment of the principal of, or interest on, any Offered Debt Security.

     The Indentures for senior subordinated or subordinated Offered Debt Securities may not be amended to alter the subordination of any outstanding senior subordinated or subordinated Debt Securities without the consent of each holder of Senior Debt and, as to subordinated Debt Securities, also senior subordinated debt then outstanding that would be adversely affected thereby.

CONCERNING THE TRUSTEE

     An affiliate of The First National Bank of Boston is a lender to the Company under the Company's principal credit facility, and it or any other Trustee, or their respective affiliates, may from time to time have lender or other business arrangements with the Company. The Indenture will contain certain limitations on the rights of the Trustee, should it or its affiliates then be creditors of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the Trustee must resign.

     The Holders of a majority in principal amount of the then outstanding Debt Securities issued under any Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under that Indenture, subject to certain exceptions. Unless otherwise stated in the applicable Prospectus Supplement, the Indentures will provide that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his, her or its affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under any Indenture at the request of any Holder, unless such Holder has offered the Trustee security and indemnity satisfactory to the Trustee.

GOVERNING LAW

     Unless otherwise specified in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities and the Offered Debt Securities will be governed by New York law.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Warrants will be issued in fully registered form under a Warrant Agreement between the Company and the Warrant Agent named in the accompanying Prospectus Supplement (the "Warrant Agent"). The statements in this Prospectus relating to the Warrants and the Warrant Agreement are summaries and do not purport to be complete.

     Each Warrant will entitle the registered owner (the "Warrantholder") to purchase one share of Preferred or Common Stock, as set forth in the accompanying Prospectus Supplement, subject to the call provisions referred to below, from the time the Warrants are separately transferable until the date set forth in the accompanying Prospectus Supplement. The initial per share exercise price of the Warrants and the date on which the Warrants become separately transferable will be set forth in the applicable Prospectus Supplement.

     The Warrants can be exercised by surrendering to the Warrant Agent a Warrant certificate signed by the Warrantholder or his, her or its duly authorized agent indicating the Warrantholder's election to exercise all or a portion of the Warrants evidenced by the certificate. Surrendered Warrant certificates must be accompanied by payment of the aggregate exercise price of the Warrants to be exercised (the "Warrant Price"), which payment may be made in the form of cash or a cashier's check equal to the exercise price or, if and to the extent set forth in the accompanying Prospectus Supplement, the surrender of Debt Securities in denominations at least equal to the aggregate Warrant Prices or, if applicable, any combination of cash and such denominations of Debt Securities. If the principal amount of Debt Securities surrendered is in excess of the aggregate Warrant Price so paid, only a portion of such surrendered principal amount shall be accepted against payment of the Warrant Price and new Debt Securities shall be issued in the principal amount not so applied against the aggregate Warrant Price, provided that the amount of such excess is $1,000 or an integral multiple thereof.

     Certificates evidencing duly exercised Warrants shall be delivered by the Warrant Agent to the transfer agent for the Preferred or Common Stock, as applicable. Upon receipt thereof, the transfer agent will be obligated to deliver or cause to be delivered, to or upon the written order of the exercising Warrantholders, certificates representing the number of shares of Preferred or Common Stock so purchased. If fewer than all of the Warrants evidenced by any certificate are exercised, the Warrant Agent will be obligated to deliver to the exercising Warrantholder a new Warrant certificate representing the unexercised Warrants.

     To the extent set forth in the accompanying Prospectus Supplement, the Warrant Price and the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant are subject to adjustment in certain events, including: (i) the issuance of a stock dividend to holders of Preferred Stock or Common Stock (whichever the Warrants are exercisable for) or a combination, subdivision or reclassification of the Preferred Stock or the Common Stock (whichever the Warrants are exercisable for); (ii) the issuance of rights, warrants or options or securities convertible into, or exchangeable for, the Preferred Stock or the Common Stock (whichever the Warrants are exercisable for) that are distributed to all holders of the Company's outstanding Preferred or Common Stock (whichever the Warrants are exercisable for) entitling them to subscribe for or purchase Preferred or Common Stock; and (iii) any distribution by the Company to the holders of its Preferred or Common Stock (whichever the Warrants are exercisable for) of evidences of indebtedness of the Company or of assets (excluding, if and to the extent set forth in the accompanying Prospectus Supplement, certain cash dividends or distributions). To the extent set forth in the accompanying Prospectus Supplement, no adjustment in the number of shares purchasable upon exercise of the Warrants or in the Warrant Price will be required until cumulative adjustments require an adjustment of at least one percent thereof. In addition, unless the accompanying Prospectus Supplement states to the contrary, the Company may, at its option, reduce the Warrant Price at any time. No fractional shares will be issued upon exercise of Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable.

     Notwithstanding the foregoing, unless the accompanying Prospectus Supplement states to the contrary, in case of any consolidation, merger or sale or conveyance of the property of the Company and its subsidiaries as a whole, including a consolidation or merger in which the Company is the continuing corporation and in which all or a majority of the Preferred and Common Stock outstanding immediately prior to the consolidation or merger is converted into consideration other than capital stock (or the right to receive such consideration), the holder of each outstanding Warrant shall have the right to exercise the Warrant for the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Preferred and Common Stock for which such Warrant was exercisable immediately prior thereto.

     Adjustments to the Warrant Price (and, possibly, adjustment to the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant), or the failure to make such adjustments, may in certain circumstances result in distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of the Warrants or to holders of shares of Preferred or Common Stock issued upon exercise thereof. The Company will reserve the right (but will not be obligated) to make such adjustments to the Warrant Price or in the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant, in addition to those required in the foregoing provisions, as it shall determine to be advisable in order that certain stock related distributions which may be made by the Company to its stockholders after the date of the applicable Prospectus Supplement are not taxable to them.

     If all or any portion of the Warrants are callable at the option of the Company, the call provisions, including the call price and the date through which the Warrants may be exercised, will be set forth in the accompanying Prospectus Supplement. If upon expiration the unexercised Warrants will convert into Preferred or Common Stock, the manner and rate of such conversion will be set forth in the accompanying Prospectus Supplement.

     Holders of Warrants are not entitled, by virtue of being holders, to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, to vote at any such meeting or to exercise any rights whatsoever as stockholders of the Company. The Warrant Agreement and the Warrants will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability under the Warrants or the Warrant Agreement. The Warrant Agreement and the Warrants will also each provide that each holder of the Warrants, by accepting the Warrants, waives and releases all such liability.

     Unless otherwise specified in the accompanying Prospectus Supplement, the Warrant Agreement and the Warrants will be governed by New York law.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value, of which 14,920,921 shares of Common Stock (exclusive of treasury shares) were issued and outstanding on June 30, 1995. No shares of Preferred Stock were outstanding at that date.

COMMON STOCK

     Subject to the rights of holders of any outstanding Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. At the date of this Prospectus the payment of dividends on the Common Stock is limited by provisions of the indentures (the "Public Debt Indentures") for the Company's $100 million of 10 7/8% Senior Notes due April 1, 2000, its $100 million of 9 3/4% Senior Subordinated Debentures due March 1, 2003 and its $100 million of 9% Senior Subordinated Debentures due February 15, 2006 and the provisions of the Company's principal credit facility.

     Each holder of Common Stock is entitled to one vote for each share held by him, her or it. Holders of Common Stock are not entitled to cumulate votes for the election of directors. The Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to shareholders as such are to be distributed ratably among the holders of the Common Stock at that time outstanding. The Common Stock presently outstanding is, and the Common Stock issued upon conversion of the Debt Securities, exercise of the Warrants (upon payment in full of the Warrant exercise price) or conversion of any convertible Preferred Stock offered hereby, as the case may be, will be, fully paid and nonassessable. See "Incorporation of Certain Documents by Reference" and "Available Information."

PREFERRED STOCK

     The authorized shares of Preferred Stock are issuable, without further shareholder approval, in one or more series as determined by the Board of Directors, with such rights, privileges and preference as are fixed by the Board of Directors, including dividend, liquidation and other rights preferred over the Common Stock, subject to the restrictions in the Public Debt Indentures and the credit facility referred to above. The Preferred Stock issuable upon exercise of any Warrants exercisable for Preferred Stock (upon payment in full of the Warrant exercise price) or conversion of any Debt Securities convertible into Preferred Stock will be fully paid and nonassessable. The Preferred Stock may be convertible and, if so convertible, may be converted into one or both of Common Stock and Debt Securities. The Preferred Stock may also be exchangeable, at the option of the Company, for Debt Securities (see "Description of Debt Securities"). If Preferred Stock or Warrants exercisable for Preferred Stock are being offered or if the Preferred Stock is exchangeable for Debt Securities, the accompanying Prospectus Supplement will describe the rights, privileges, preferences and restrictions of such Preferred Stock (including, without limitation, the designation, the number of authorized shares of the series in question, the dividend rate (or method of calculation), any voting rights, conversion rights, anti-dilution protections, exchangeability provisions and terms of the Debt Securities that are exchangeable for the Preferred Stock, any redemption provisions, liquidation preferences and any sinking fund provisions). If fractional interests in shares of Preferred Stock may be issued, there will be a depositary for the shares of Preferred Stock involved and the applicable Prospectus Supplement will describe the terms of the depositary arrangement and related matters. See "Incorporation of Certain Documents by Reference" and "Available Information."

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company may sell Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as Company agents, to offer and sell the Securities upon such terms and conditions as may be set forth in the Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities.

     The Debt Securities, the Preferred Stock and the Warrants will be new issues of securities with no established trading market. Any underwriters or agents to or through which Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any Debt Securities, Preferred Stock or Warrants.

                             CERTAIN LEGAL MATTERS

     Gibson, Dunn & Crutcher has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Debt Securities, Preferred Stock, Common Stock and Warrants covered by this Prospectus. The partner of Gibson, Dunn & Crutcher who has primary responsibility for the work of that firm in connection with this Registration Statement beneficially owns $225,000 in principal amount of the 10 7/8% Senior Notes due 2000 of the Company. Certain legal matters in connection with offerings made by this Prospectus may be passed on for any underwriters by counsel named in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedules of Del Webb Corporation and subsidiaries as of June 30, 1994 and 1993, and for each of the years in the three-year period ended June 30, 1994, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the June 30, 1993 consolidated financial statements refers to a change in the method of accounting for income taxes.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY DEBENTURES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE TO THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         -----
Prospectus Supplement Summary.........     S-3
Risk Factors..........................     S-8
Use of Proceeds.......................    S-11
Capitalization........................    S-11
Description of the Debentures.........    S-12
Underwriting..........................    S-31
Certain Legal Matters.................    S-31

                  PROSPECTUS
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
The Company...........................       3
Use of Proceeds.......................       3
Consolidated Ratio of Earnings to
  Fixed Charges.......................       3
Description of Debt Securities........       4
Description of Warrants...............      11
Description of Capital Stock..........      13
Plan of Distribution..................      14
Certain Legal Matters.................      14
Experts...............................      14

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                                      LOGO


                                  $150,000,000



                           9 3/4% SENIOR SUBORDINATED


                              DEBENTURES DUE 2008

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------
                            DILLON, READ & CO. INC.

                              GOLDMAN, SACHS & CO.

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